PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-26967
(TO PROSPECTUS DATED JULY 2, 1997)

                                5,000,000 SHARES

                          CROWN AMERICAN REALTY TRUST

                      COMMON SHARES OF BENEFICIAL INTEREST

     We are offering 5,000,000 common shares of beneficial interest at a price per share of $8.75. We will receive all of the net proceeds from the sale of this stock. Our common shares are listed on the New York Stock Exchange under the symbol "CWN." The last reported sales price of our common shares on June 3, 2002 was $8.92 per share.

     INVESTING IN OUR COMMON SHARES INVOLVES CERTAIN RISKS. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE S-15 OF THIS PROSPECTUS SUPPLEMENT, AND THE RISKS DESCRIBED IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT BEFORE BUYING OUR COMMON SHARES.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................   $8.7500    $43,750,000
Underwriting discounts......................................   $0.4703    $ 2,351,500
Proceeds, before expenses, to us............................   $8.2797    $41,398,500

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional common shares at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

     We expect that the common shares will be ready for delivery on or about June 7, 2002.

FRIEDMAN BILLINGS RAMSEY
              FERRIS, BAKER WATTS
                    Incorporated
                              J.J.B. HILLIARD, W.L. LYONS, INC.
                                           STIFEL, NICOLAUS & COMPANY
                                                       INCORPORATED

June 3, 2002

     You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

                             ---------------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT
        ---------------------
Forward-Looking Statements...........    S-3
Crown American Realty Trust..........    S-4
Recent Developments..................    S-8
The Offering.........................   S-11
Use of Proceeds......................   S-11
Price Range of Common Shares and
  Dividends..........................   S-12
Capitalization.......................   S-13
Selected Financial Data..............   S-14
Risk Factors.........................   S-15
Management...........................   S-25
Underwriting.........................   S-27
Certain U.S. Federal Income Tax
  Considerations.....................   S-29
Partnership Agreement of the
  Operating Partnership..............   S-40
Additional Description of Our
  Shares.............................   S-43
Legal Opinions.......................   S-44
Experts..............................   S-44

             PROSPECTUS
             ----------
Available Information................      2
Incorporation of Certain Documents by
  Reference..........................      2
Crown................................      3
Use of Proceeds......................      4
Ratio of Earnings to Fixed Charges...      4
Description of Shares................      5
Description of Debt Securities.......     11
Certain Provisions of Maryland Law
  And Crown's Declaration of Trust
  and Bylaws.........................     16
Certain Federal Income Tax
  Considerations To Crown of its REIT
  Election...........................     21
Plan of Distribution.................     31
Experts..............................     32
Legal Matters........................     32

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate", estimate", "should", "expect", "believe", "intend" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

     - financial stability of our retail tenants,

     - our ability to refinance maturing indebtedness,

     - current economic and credit market conditions,

     - the rate of revenue increases versus expense increases,

     - the impact of competition,

     - financing and development risks,

     - expansion risks,

     - consumer buying trends,

     - the level and volatility of interest rates,

     - impact of significant acquisitions and sales of assets,

     - construction and lease-up delays,

     - resolution of significant litigation or contingent matters, and

     - effects of recent and any future terrorist attacks and results of the war on terrorism.

     Other risks, uncertainties and factors, including those discussed under "Risk Factors" in this prospectus supplement or described in reports that we file from time to time with the Securities and Exchange Commission, including our Forms 10-K and 10-Q, could cause our actual results to differ materially from those projected in any forward-looking statements that we make. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under "Risk Factors" in this prospectus supplement before making an investment decision to purchase our common shares. All references to "we," "us" or "our company" in this prospectus supplement and the accompanying prospectus mean Crown American Realty Trust and its consolidated subsidiaries, unless otherwise specified. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described herein under "Underwriting".

                          CROWN AMERICAN REALTY TRUST

OUR BUSINESS

     We are a fully-integrated, self-administered and self-managed real estate investment trust (REIT) primarily engaged in the ownership, development and management of enclosed shopping malls. Our revenues are primarily derived from real estate leases with national, regional and local department stores and other retail companies. We also perform property management and leasing services for several retail properties owned by third parties.

     As of May 1, 2002, we owned the following properties:

     - 26 wholly-owned enclosed shopping malls (together with adjoining outparcels and undeveloped land) and a 50% partnership interest in Palmer Park Mall (an enclosed shopping mall) with approximately 16.3 million gross leasable square feet, including 1.5 million square feet of space that is owned, or deemed owned under long-term lease purchase agreements, by their anchor occupants;

     - an office building in Johnstown, Pennsylvania with approximately 102,500 gross leasable square feet, which serves as our headquarters and is partially leased to Crown American Associates, which is controlled by Mark E. Pasquerilla, one of Crown American Associates' affiliates, and unrelated third parties; and

     - an equitable ownership interest in a parcel of land with an approximate 108,000 square foot building sub-leased to an anchor department store which is contained in Westgate Mall (which is a mall owned by an unaffiliated third party).

     Our malls are located in the Mid-Atlantic and Southeastern regions of the United States with sixteen malls in Pennsylvania, one in New Jersey, two in Virginia, two in Maryland, two in West Virginia, two in eastern Tennessee, one in eastern North Carolina and one in northwestern Georgia. Our malls are generally located in secondary markets in terms of population and where there are relatively few other enclosed shopping malls.

     As of May 1, 2002, our malls had approximately 16.3 million square feet of total gross leasable area, of which 60% was leasable to (or owned by) anchor and other large space tenants, 35% was leasable to tenants within our malls in space connecting our anchor tenants and 5% was leasable to free standing tenants located on the perimeters of the parking areas surrounding our malls.

BUSINESS OBJECTIVES

     Our business objective is to achieve long-term capital appreciation in the value of our common shares and to pay current dividends to our shareholders. We strive to achieve this objective by growing our funds from operations. The National Association of Real Estate Investment Trusts defines "funds from operations" as net income (or loss) (computed in accordance with GAAP), excluding gains (or losses) from extraordinary items and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. In calculating our funds from operations, we exclude gains or losses on sales from previously depreciated properties and we include gains (or losses) from the sale of peripheral land. Our funds from operations may not be directly comparable to similarly titled measures reported by other real estate investment trusts. Funds from operations do not represent cash flow from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

     Our strategy to achieve growth in funds from operations is based on maximizing cash flow from our malls, from accretive acquisitions of new properties and, to a lesser extent, from managing properties owned by third parties and from selling existing assets with limited growth prospects or which are not consistent with or essential to our long term growth strategies.

     Our strategy to maximize cash flows from our existing properties is based on increasing total occupancy levels, particularly as it relates to mall shop tenants, raising the base rent levels of our mall shop tenants, increasing revenues from temporary and seasonal tenants, controlling operating costs and financing costs, and renovating and expanding our malls to attract new tenants.

     Our aggregate mall shop occupancy percentage (which excludes space occupied by anchor and freestanding tenants), at the end of the first quarter 2002 and the end of each quarter in 2001, 2000 and 1999 is set forth in the table below. This percentage is defined as the ratio of the total mall shop space that is leased (including tenants currently occupying space and tenants that have signed leases but have not yet taken occupancy) to our total mall shop gross leasable area:

                                                              2002   2001   2000   1999
                                                              ----   ----   ----   ----
First Quarter...............................................   85%    85%    84%    82%
Second Quarter..............................................   --     84%    85%    82%
Third Quarter...............................................   --     85%    85%    83%
Fourth Quarter..............................................   --     87%    86%    84%

     Our mall store tenants (excluding anchor and certain other large space tenants) had comparable mall store sales per square foot of $268 in 2001, $265 in 2000 and $258 in 1999 with an occupancy cost (as a percentage of sales) of 10.1% in 2001, 10.2% in 2000 and 10.1% in 1999.

     The following table sets forth the average base rents per square foot paid to us by our mall store tenants at the end of the first quarter of 2002 and at the end of each quarter in 2001, 2000 and 1999:

                                                      2002     2001     2000     1999
                                                     ------   ------   ------   ------
First Quarter......................................  $20.19   $19.57   $18.82   $17.95
Second Quarter.....................................      --   $19.60   $19.01   $18.07
Third Quarter......................................      --   $19.76   $19.25   $18.34
Fourth Quarter.....................................      --   $19.78   $19.44   $18.63

     The increase in average base rents from 1999 to the end of our first quarter of 2002 is the result of renewing existing leases at higher base rents, leasing vacant space at higher base rents and eliminating lower paying tenants.

     We renovate and expand our properties in circumstances where we believe that we can achieve higher rental rates and occupancy levels. We monitor opportunities for renovation, expansion and reconfiguration from time to time to capitalize on such opportunities in part through utilizing our relationships with existing tenants and our extensive contacts within the retail community. We intend to undertake development activities as opportunities arise from time to time.

     Our primary acquisition strategy is to acquire existing malls in desirable areas and to improve their performance through a comprehensive program of leasing, renovation, expansion, reconfiguration, re-merchandising and controlling operating expenses. A criterion for new investments will be that they offer the potential for growth in cash flow and in funds from operations. We anticipate that new real estate investments will be located primarily in the Eastern United States, but we may also consider purchasing properties in other regions of the United States. The acquisition of larger properties, or a group of properties, may be undertaken with an institutional or joint venture partner. We expect that any single investment in a property would not exceed 10% of our assets. Our policy is to acquire assets primarily for income and long-term appreciation in value through the implementation of our asset management and operating strategies.

     We believe that the improved operating performance of our past three acquisitions of enclosed malls illustrates the success of our strategy. We acquired Valley Mall in Hagerstown, Maryland in November 1997. Since that time, we expanded the mall by adding a new May Department Store as an anchor tenant, a new stadium seating movie theatre and 46,744 square feet of new mall shop space. Mall shop occupancy of Valley Mall has increased from 73% at December 31, 1997 to 99% at December 31, 2001. Similarly, since we acquired Crossroads Mall in Beckley, West Virginia and Jacksonville Mall in Jacksonville, North Carolina in May 1998, mall shop occupancy has increased from 85% at December 31, 1998, to 97% at December 31, 2001 at Crossroads Mall and has increased from 97% at December 31, 1998 to 99% at December 31, 2001, at Jacksonville Mall. Our success at these malls is due primarily to increased revenues from leasing vacant space to new national and regional tenants at higher base rates, renewing existing tenants at higher base rates and increased leasing to temporary and seasonal tenants. However, no assurances can be given that any future acquisitions will perform on a similar basis as these acquisitions for reasons described below in "Risk Factors".

     We may dispose of certain of our properties from time to time, if, based upon the periodic review of our portfolio, our Board of Trustees determines that such action would be in the best interests of our shareholders. We regularly evaluate property dispositions in order to recycle capital for future investment opportunities, to lower leverage levels, or to enhance cash flows and liquidity. It is possible that the net sales proceeds for some properties, if sold in the future, could be lower than their current net book value, which would result in a loss upon such possible future sale. In accordance with this policy, we have entered into agreements to sell Oak Ridge Mall and Carlisle Mall, as further described below in "Recent Developments -- Potential Dispositions".

FINANCING STRATEGY

     Our financing strategy is to obtain the lowest financing cost for our loans given our level of debt leverage, the recourse provisions and other terms and conditions associated with our loans and to maintain a manageable refinancing debt maturity schedule. We maintain working capital and lines of credit that we believe are adequate for the current conduct of our business and investments in the ordinary course. At March 31, 2002, we had the following loans in place for our 26 wholly-owned malls (excluding our share of a loan to Palmer Park Mall Venture, a joint venture in which we own a 50% equity interest) and our executive office building:

     - revolving line of credit with GE Capital Corporation with a balance of $148.5 million secured by cross-collateralized mortgages on six of our malls (the borrowing availability under this line is adjusted quarterly based on the operating income of the six malls that secure the line and was approximately $149 million at March 31, 2002);

     - a line of credit of up to $6 million secured by a mortgage on our executive office building with no amounts outstanding as of March 31, 2002;

     - permanent loans consisting of seven loans in the principal aggregate amount of $127.3 million secured by mortgages on five of our malls and one of our other properties; and

     - mortgage loan of $455.4 million with State Street Bank & Trust Co., as trustee successor to GE Capital Corporation, secured by cross-collateralized mortgages on fifteen of our malls.

     We may raise additional funds through a variety of options including infusions of equity (public or private), debt financing or retention of cash flow by reducing the amount of our dividend per share (subject to limitations regarding the taxability of undistributed real estate investment trust income), or any combination of these methods. Our indebtedness may be in the form of purchase money obligations to sellers of properties, publicly or privately placed debt, financing from banks, institutional investors or other lenders. This indebtedness may be secured or unsecured by the pledge of a particular property, several of our properties or all of our properties. Given our current level of indebtedness, and given the uncertainties concerning future equity and debt capital markets and interest rates, there is no assurance that we will be able to secure such future infusions of equity and/or debt financing when needed, or at rates or terms that will permit us to use the proceeds raised to increase net income or funds from operations.

REAL ESTATE INVESTMENT TRUST

     We have elected to be treated as a REIT for federal income tax purposes. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law that are discussed below in "Certain U.S. Federal Income Tax Considerations."

OWNERSHIP AND GOVERNANCE OF US AND THE OPERATING PARTNERSHIP

     We conduct all of our business activities and own directly or indirectly all of our properties through Crown American Properties, L.P. (Operating Partnership) and its subsidiaries. We own a 72.47% general partnership interest and 100% of the preferred partnership interests in the Operating Partnership. Crown Investments Trust and Crown American Investment Company, which are subsidiaries of Crown Holding Company, own the remaining 27.53% minority limited common partnership interests in the Operating Partnership. Crown Holding is controlled by our Chairman of the Board of Trustees and Chief Executive Officer, Mark E. Pasquerilla. The Operating Partnership manages the 26 malls that we own and our office building. Unrelated third parties manage Palmer Park Mall and the anchor building at Westgate Mall.

     Under the partnership agreement of the Operating Partnership, we, as the sole general partner of the Operating Partnership, have full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership. However, Crown Investments Trust has substantial influence over the management of our company and the Operating Partnership as a result of its ownership interests in us, its ability to redeem part or all of the common partnership units of the Operating Partnership that it owns for our common shares and its ability as a limited partner to approve certain major decisions relating to us and the Operating Partnership. Specifically, as the general partner of the Operating Partnership, we must obtain the prior consent of Crown Investments Trust in connection with certain major decisions including any merger or combination of us or any transfer or sale of all or substantially all of the assets of the Operating Partnership. The partnership agreement of the Operating Partnership is described in further detail below in "Partnership Agreement of the Operating Partnership."

GENERAL CORPORATE INFORMATION

     We were formed as a Maryland real estate investment trust on May 14, 1993. Our executive offices are located at Pasquerilla Plaza, Johnstown, Pennsylvania 15901. Our telephone number is (814) 536-4441, and our Internet web-site is www.crownamerican.com.

                              RECENT DEVELOPMENTS

DISMISSAL OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT AUDITORS

     Effective May 14, 2002, we dismissed Arthur Andersen LLP as our independent accountants, and engaged Ernst & Young LLP to conduct our audit for our fiscal year ending December 31, 2002. The reports of Arthur Andersen LLP on our audited financial statements for the fiscal years ended December 31, 2001, 2000 and 1999 did not contain an adverse opinion or a disclaimer of opinion and were not qualified nor modified as to uncertainty, audit scope or accounting principles. During our three most recent fiscal years and the interim period through the date of their dismissal, there had been no disagreements between us and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure nor any reportable events.

POTENTIAL DISPOSITIONS

     We have entered into agreements with two unrelated third parties to sell our Carlisle Plaza Mall in Carlisle, Pennsylvania and Oak Ridge Mall in Oak Ridge, Tennessee. At March 31, 2002, Carlisle Plaza Mall had 342,000 gross leasable square feet (including free standing space), of which 69% was occupied in total and of which 56% of the mall shop space was occupied, and Oak Ridge Mall had 888,000 gross leasable square feet (including free standing space), of which 72% was occupied in total and of which 30% of the mall shop space was occupied. The prospective buyers are in the process of completing their due diligence and obtaining zoning variances, other local government and tenant approvals and financing. The sale of each property is contingent upon completion of these and other significant matters.

     Based on the current prices in the applicable sales agreements, the sale of Carlisle Plaza Mall will result in a book gain of approximately $1.5 million, and the sale of Oak Ridge Mall will result in a book loss of approximately $15 million. On May 17, 2002, our Board of Trustees approved the agreement of sale for Oak Ridge Mall and also approved the settlement of the related cash flow support agreement, as described below. Gains and losses from sales of operating properties, such as these, are not included in our funds from operations.

     There is no assurance that either of these sales will occur or that either of these sales will occur on the terms and conditions currently contemplated.

SETTLEMENT OF CASH FLOW SUPPORT AGREEMENT

     In connection with our initial public offering in August 1993, we entered into a cash flow support agreement with Crown Investments Trust with respect to Mount Berry Square Mall, Martinsburg Mall, Oak Ridge Mall and Bradley Square Mall. The cash flow support agreement provides that Crown Investments Trust will guarantee, on a quarterly basis up to a maximum of $1.0 million per quarter, that each of these malls will generate a stipulated aggregate amount of base rents. The quarterly amounts due under the cash flow support agreement are calculated as the difference between the aggregate amount of actual base rents earned in the quarter at each mall and the stipulated aggregate amount of base rents. In 1997, we amended the cash flow support agreement to provide that the quarterly support amounts after 1997 will be reduced by 2.5% of the gross sales price of any sales of outparcel land that occur after 1997, which is intended to approximate the base rents that could have been earned had such outparcel land been leased or developed, rather than sold. Crown Investments Trust was also obligated to fund any tenant improvement and leasing costs associated with an initial fixed amount of shortfall space, as defined. The obligations of Crown Investments Trust under the cash flow support will terminate with respect to a mall when that mall equals or exceeds the stipulated amount of aggregate base rents over four consecutive quarters (as determined by the our Independent Trustees). Mount Berry Square Mall achieved these amounts in 2001.

     On May 17, 2002, a special committee of our Board of Trustees consisting of our Independent Trustees approved a settlement to the cash flow support agreement with respect to the proposed sale of Oak Ridge Mall. Under the terms of the settlement, Crown Investments Trust will pay us $2.3 million on the date the mall is sold, $639,000 for fifty-two consecutive quarters and $432,000 for four consecutive quarters thereafter for total amount of $37.3 million. At the request of the special committee, Ferris, Baker Watts, Incorporated rendered an opinion to the special committee that the terms of the settlement are fair to us. This settlement agreement will only become effective if we sell Oak Ridge Mall.

RECENT FINANCIAL AND OPERATING INFORMATION

     We recently reported that for the quarter ended March 31, 2002, total funds from operations before allocations to minority interest and to preferred dividends was $16.1 million, up from $15.6 million in the same quarter of 2001. Total revenues for the first quarter of 2002 were $46.1 million compared to $46.7 million in the first quarter of 2002, a decrease of $0.6 million, or 1%. This decrease was primarily the result of a $0.5 million decrease in one-time lease termination payments from tenants who vacated early and a $0.4 million decrease in cost recovery income from tenants, due to lower recoverable costs and a slightly lower recovery rate. These decreases were partially offset by a $0.3 million increase in tenant base rents, and a $0.1 million increase in temporary and seasonal income.

     We reported a net loss of $2.2 million for the first quarter of 2002, compared to net income of $0.4 million for the first quarter of 2001. The net loss in the first quarter of 2002 includes $4.3 million of extraordinary loss on the early extinguishment of debt associated with a refinancing that we closed in January 2002, and $0.8 million in additional absorption of the losses and distributions relating to the minority interest in the Operating Partnership. After deducting preferred dividends, there was a net loss applicable to common shares of $5.6 million, or $0.22 per share in the first quarter of 2002, versus a net loss of $3.0 million, or $0.12 per share, in the comparable period of 2001.

     During the first quarter of 2002, leases for 201,000 square feet of mall shops were signed at rates that will produce $4.0 million in annual base rental income, compared to 178,000 square feet for $4.2 million during the same period in 2001. The first quarter included 42 new leases for 64,000 square feet at an average base rent of $26.58 per square foot and 50 renewal leases for 137,000 square feet at $17.00 per square foot. The average base rental rate on new and renewal leases in the quarter was $20.05 per square foot, which was 29.7% higher than the average base rent for tenants that closed and renewed during the quarter. The average mall shop base rent of the portfolio at March 31, 2002 was $20.19 per square foot. This is a 3.2% increase from $19.57 per square foot at March 31, 2001, and the 34th consecutive quarter that average base rent has increased. The net effective rent (annual gross rent less the annual amortization of tenant allowances and leasing costs) for new leases signed in the first quarter was $23.74 per square foot as compared to $21.32 per square foot for the full year 2001.

     Mall shop occupancy was 85% at March 31, 2002, even with 85% reported at March 31, 2001, but down 2% from December 31, 2001. Comparable mall shop sales for the first quarter of 2002 were $56.71 per square foot, a 2.2% increase over the $55.48 per square foot reported for the first quarter of 2001. Occupancy costs (base rent, percentage rent and expense recoveries as a percentage of mall shop sales) at all properties were 10.0% at March 31, 2002, up from 9.9% at March 31, 2001, but down from the 10.1% at December 31, 2001.

     Seasonal and temporary leasing income for the first quarter of 2002 amounted to $2.2 million, as compared to $2.1 million for the same period in 2001.

     Our Board of Trustees declared regular quarterly dividends of $0.2125 per common share and $1.375 per senior preferred share for the quarter ended March 31, 2002. Both dividends are payable June 14, 2002 to shareholders of record on June 3, 2002. The regular quarterly dividend on common shares was increased from $0.2100 to $0.2125 per quarter. This marks the fourth consecutive year that the dividend on our common shares has increased. Purchasers of our common shares in this offering will not be entitled to receive the dividend payable on June 14, 2002.

STRATEGIC ALTERNATIVES

     In February, 2002 we engaged Wachovia Securities to assist us in evaluating strategic alternatives that would enhance shareholder value. From that time until immediately prior to this offering we engaged in preliminary discussions with several parties who indicated interest in acquiring us or combining with us. None of these discussions led to offers that our Board of Trustees felt were in the best interest of our shareholders. We have formally terminated discussions with these parties. We have not, however, foreclosed the possibility of pursuing a strategic transaction in the future and will continue to evaluate opportunities to enhance shareholder value. Depending on the nature of the strategic transaction, we may need to obtain the consent of Crown Investments Trust, as a limited partner of the Operating Partnership. See "Partnership Agreement of the Operating Partnership." Based upon the prevailing market conditions, the value per share realized by shareholders as a result of any such transaction may be more or less than the price per share in this offering.

                                  THE OFFERING

Common shares offered by us.................................    5,000,000 shares(1)
Common shares to be outstanding after the offering..........   31,221,049 shares(2)
New York Stock Exchange Symbol..............................                   CWN

---------------

(1) 5,750,000 common shares if the underwriters exercise their over-allotment in full.

(2) 31,971,049 common shares if the underwriters exercise their over-allotment in full. Based on the number of our common shares outstanding on June 3, 2002 and does not include (a) 1,406,465 common shares that may be issued upon the exercise of currently outstanding options granted under our 1993 Employees' Option Plan and 1993 Trustee's Option Plan at exercise prices ranging from $5.19 to $9.25 per share, (b) 100,000 common shares that may be issued under a five-year warrant granted to the owner of Laurel Mall in 2001 in connection with an agreement whereby the Operating Partnership agreed to manage Laurel Mall at $9.00 per share or (c) 9,956,398 common shares (subject to ownership limitations in our declaration of trust) that may be issued upon redemption of common partnership units owned by Crown Investments Trust and its subsidiary, Crown American Investment Company. We may issue options for 892,500 additional common shares under our 1993 Employees' Option Plan and 1993 Trustee's Option Plan.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the common shares are expected to be approximately $40.97 million ($47.18 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and the estimated expenses of this offering. We currently intend to use the net proceeds initially to repay part of our outstanding debt under our line of credit with GE Capital Corporation. The interest rate under this line of credit is a floating rate of LIBOR plus 2.25%, which was 4.064% at April 30, 2002, and matures on November 17, 2004. We may later re-borrow available funds under this line of credit so long as we are not in default and use such funds for general corporate purposes, which may include, among other things, the acquisition, development and renovation of enclosed shopping malls as suitable opportunities arise and for the expansion and improvement of our existing properties. We are not currently negotiating the acquisition of any malls.

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

     The following table shows the high and low sale prices for our common shares for the periods indicated as reported by the New York Stock Exchange and the dividends per common share that we have declared or paid in those periods.

                                                              HIGH     LOW    DIVIDENDS
                                                             ------   -----   ---------
2002
  First Quarter............................................  $ 9.75   $7.75    $.2100
  Second Quarter (through June 3, 2002)....................  $10.40   $8.84    $.2125
2001
  First Quarter............................................  $ 6.95   $5.25    $.2075
  Second Quarter...........................................  $ 8.72   $6.61    $.2100
  Third Quarter............................................  $ 8.70   $6.60    $.2100
  Fourth Quarter...........................................  $ 8.10   $6.81    $.2100
2000
  First Quarter............................................  $ 6.50   $5.19    $.2050
  Second Quarter...........................................  $ 6.00   $4.81    $.2075
  Third Quarter............................................  $ 6.31   $5.19    $.2075
  Fourth Quarter...........................................  $ 6.06   $5.13    $.2075

     On June 3, 2002, the last reported sale price of our common shares was $8.92 per share.

     We pay regular quarterly dividends on our common shares in amounts determined in the discretion of our Board of Trustees. In determining the amount of the dividend, our Board of Trustees considers the requirements under the Internal Revenue Code that we pay dividends equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes, our cash flow from operations, capital expenditures, our financial condition and such other factors that our Board of Trustees may deem relevant. Payments of dividends on our common shares are subject to any preferential rights which might be provided for under the rights of any of our outstanding preferred shares. During the calendar year 2001, we paid common dividends on our common shares of $.8375 per share, of which 30% was taxable and 70% was a non-taxable return-of-capital for federal income tax purposes.

     On April 22, 2002, we announced that our Board of Trustees had declared dividends on our common and preferred shares for the first quarter of 2002. The common share dividend was $.2125 per share (equal to an annual rate of $.8500 per share), and the preferred share dividend was $1.375 per share. The common dividend was increased by 1.2% from $0.2100 per quarter to $0.2125 per quarter, which was the fourth consecutive annual increase in the dividend on our common shares. These dividends are payable on June 14, 2002 to shareholders of record as of June 3, 2002. Purchasers of our common shares in this offering will not be entitled to receive the dividend payable on June 14, 2002.

     We have not established a minimum dividend payment level. There can be no assurance we will continue to pay dividends on our common shares in the future, or that our future dividend rate will equal or exceed our historical dividend rate. No assurances can be given regarding the portion of future common dividends which will constitute return-of-capital for federal income tax purposes.

     Our dividend reinvestment and share purchase plan allows shareholders to acquire additional common shares by automatically reinvesting cash dividends. Common shares are acquired at a price equal to the prevailing market price of our common shares, without payment of brokerage commission or service charge. The plan allows participating shareholders, at their election, to make additional cash contributions and purchase additional common shares on the same terms in amounts of not less than $100 and no more than $5,000 per calendar quarter.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2002, and our capitalization as adjusted to give effect to the issuance of 5,000,000 of our common shares in connection with this offering at a price of $8.75 per share and the application of the net proceeds from the offering, after deducting the estimated underwriting discount and offering expenses payable by us.

                                                               AS OF MARCH 31, 2002
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                               (IN THOUSANDS EXCEPT
                                                                   SHARE DATA)
                                                              ----------------------
LIABILITIES:
Debt on income-producing properties(1)......................  $731,240    $ 690,267
                                                              --------    ---------
SHAREHOLDERS' EQUITY:
Non-redeemable senior preferred shares, 11% cumulative, $.01
  par value, 2,500,000 shares authorized and issued.........        25           25
Common shares, par value $.01 per share, 120,000,000 shares
  authorized, 27,742,447 shares issued at March 31, 2002
  (32,742,447 shares issued, as adjusted)(2)................       277          327
Additional paid-in capital..................................   317,437      358,360
Accumulated deficit.........................................  (247,126)    (247,126)
                                                              --------    ---------
                                                                70,613      111,586
Less common shares held in treasury at cost, 1,534,398
  shares....................................................   (14,652)     (14,652)
Less preferred shares held in treasury, at cost, 25,000
  shares....................................................      (929)        (929)
Accumulated other comprehensive loss........................      (726)        (726)
                                                              --------    ---------
Total shareholders' equity..................................    54,306       95,279
                                                              --------    ---------
TOTAL CAPITALIZATION........................................  $785,546    $ 785,546
                                                              ========    =========

---------------

(1) As adjusted, debt on income producing properties will be reduced by $40.97 million representing the application of the net proceeds to reduce our borrowings under our line of credit with GE Capital Corporation.

(2) Common shares issued and outstanding and as adjusted excludes 9,956,398 common shares (subject to ownership limitations in our declaration of trust) which may be issued upon redemption of common partnership units owned by Crown Investments Trust and its subsidiary, Crown American Investment, 1,419,465 common shares which may be issued upon exercise of currently outstanding options as of March 31, 2002, granted under our 1993 Employees' Option Plan and 1993 Trustee's Option Plan, and 100,000 common shares which may be issued under a five-year warrant granted in 2001 to the owner of Laurel Mall.

                            SELECTED FINANCIAL DATA

     The following table presents certain selected financial data for each of the years ended December 31, 2001, 2000, 1999, 1998 and 1997. The selected financial data are derived from and should be read in conjunction with our audited financial statements and notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus which were audited by Arthur Andersen LLP, our former independent auditors. The selected financial data for the quarters ended March 31, 2002 and 2001 are derived from our unaudited financial statements and notes hereto incorporated by reference to this prospectus supplement and the accompanying prospectus. The following selected financial data should be read in conjunction with our financial statements and the notes thereto and the information under "Management's Discussion and Analysis of Financial and Results of Operations" included in our Annual Report or Form 10-K for the year ended December 31, 2001 and our Form 10-Q for the quarter ended March 31, 2002, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                                                             FOR THE QUARTER
                                                       FOR THE YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                        --------------------------------------------------------------   -----------------------
                                           2001         2000         1999         1998         1997         2002         2001
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Total revenues......................  $  184,886   $  181,348   $  169,217   $  157,440   $  140,697   $   46,093   $   46,653
  Operating costs:
    Property operating costs..........      65,763       64,810       61,054       59,242       53,482       16,627       16,833
    Depreciation and amortization.....      48,885       47,754       44,306       41,712       38,311       11,394       12,752
    General and administrative
      expenses........................       5,456        5,167        4,751        5,066        4,698        1,457        1,478
    Restructuring costs...............          --          369        2,251           --           --           --           --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating income before interest....      64,782       63,248       56,855       51,420       44,206       16,615       15,590
  Interest expense, net...............     (55,014)     (57,062)     (51,075)     (45,417)     (42,663)     (13,229)     (14,121)
  Gain on sale of property............         437          700        1,761        1,210        1,051          145          199
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income before minority interest and
    Extraordinary items...............      10,205        6,886        7,541        7,213        2,594        3,531        1,668
  Minority interest in Operating
    Partnership.......................      (4,999)        (664)       1,734        8,363        1,644       (1,456)      (1,316)
  Cumulative effect of change in
    accounting method.................          --           --           --       (1,703)          --           --           --
  Extraordinary loss on early
    extinguishment of debt............          --         (243)          --      (22,512)      (2,331)      (4,314)          --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income (loss)...................       5,206        5,979        9,275       (8,639)       1,907       (2,239)         352
  Dividends on preferred shares.......     (13,613)     (13,695)     (13,750)     (13,750)      (6,646)      (3,402)      (3,402)
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net (loss) applicable to common
    shares............................  $   (8,407)  $   (7,716)  $   (4,475)  $  (22,389)  $   (4,739)  $   (5,641)  $   (3,050)
                                        ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Per share data (after minority
    interest): (1)
      Basic and Diluted EPS:
        Loss before extraordinary
          items.......................  $    (0.32)  $    (0.28)  $    (0.17)  $    (0.18)  $    (0.11)  $    (0.10)  $    (0.12)
        Cumulative effect of change in
          accounting method...........          --           --           --        (0.05)          --           --           --
        Extraordinary items...........          --        (0.01)          --        (0.62)       (0.06)       (0.12)          --
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
        Net (loss)....................  $    (0.32)  $    (0.29)  $    (0.17)  $    (0.85)  $    (0.17)  $    (0.22)  $    (0.12)
                                        ==========   ==========   ==========   ==========   ==========   ==========   ==========
CASH FLOWS:
      Net cash provided by operating
        activities....................  $   68,389   $   58,286   $   56,939   $   56,984   $   38,976   $    5,744   $    9,066
      Net cash (used in) investing
        activities....................     (22,479)     (30,625)     (49,683)    (104,725)     (71,012)      (3,456)      (3,511)
      Net cash (used in) provided by
        financing activities..........     (43,524)     (30,219)      (3,597)      51,781       34,059       (5,222)     (11,607)
BALANCE SHEET DATA:
      Income-producing properties
        (before accumulated
        Depreciation and
        amortization).................  $1,228,800   $1,215,879   $1,184,496   $1,134,349   $1,024,641   $1,229,774   $1,216,958
      Total assets....................     826,780      855,501      875,208      869,288      785,949      814,215      837,226
      Total debt and liabilities......     761,657      758,929      746,630      708,047      570,845      759,909      749,511
      Minority interest (debit)
        credit........................      (3,303)      (3,050)       2,727       11,724       25,334       (3,168)      (3,011)
      Shareholders' equity............      65,123       96,572      125,851      149,517      189,770       54,306       87,715

---------------

(1) All per share data are based on the weighted average common shares outstanding shown for the respective periods.

                                  RISK FACTORS

     Before you invest in our common shares, you should be aware that purchasing our common shares involves risks, some of which are described below. You should carefully consider these risks, in addition to the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, before purchasing any of our common shares.

WE DEPEND ON REVENUES FROM OUR TENANTS

     Because we derive almost all of our revenue from leases with tenants, our funds from operations and our cash available for distribution to shareholders would be adversely affected if we are unable to find and retain suitable tenants on economically profitable terms, if a significant number of our tenants are unable to meet their obligations to us or we are unable to collect rent payments. Some of our tenants' rents are based on a percentage of their sales. If our tenants' sales decline, they may not be able to pay their rent or pay other amounts that they owe us. If a tenant defaults under its lease, we may incur substantial delay and expense in enforcing the lease or evicting or replacing the tenant. In addition, there is no assurance that we will be able to quickly find a suitable replacement tenant on similar terms. Furthermore, certain of our anchor tenants and certain of our other tenants may terminate their leases or pay a lesser amount of rent if certain operating conditions are not met, if an anchor tenant closes its store or if sales levels or profit margins are not achieved. While certain of our department store tenants, which include anchor tenants, are required to operate at our malls for a stated term of years, other department store tenants are not currently subject to these requirements. If an anchor tenant or a significant department store tenant ceases to operate at one of our malls, customer traffic at that mall may also be reduced which could in turn reduce the income generated by that mall. In addition, some anchor or other tenants may be able to terminate their leases at a mall if a department store tenant ceases to operate at that mall.

OUR TENANTS MAY BECOME BANKRUPT

     At any time, our tenants, including both anchor and mall store tenants, may seek the protection of the bankruptcy laws. Over the past three years, four companies operating a total of seven anchor tenants at our malls have filed for bankruptcy under the United States Bankruptcy Code. Of the four companies, one liquidated and is no longer operating. However, that location is now owned and operated by a department store. The other three companies continue to operate six stores under the protection of the United States Bankruptcy Code. If any tenant becomes subject to bankruptcy proceedings, the tenant may be able to terminate its lease with us, vacate our premises and deprive us of the associated rental revenues. In addition, there is no assurance that we will be able to find a suitable replacement tenant on similar terms. If a tenant prematurely terminates its lease, customer traffic at that mall may also be reduced which could in turn reduce the income generated by that mall. In addition, some of our other tenants may have the right to terminate their leases at that mall upon the bankruptcy of other tenants. Finally, our borrowing availability under our line of credit with GE Capital Corporation is based on the revenues of our six malls pledged as collateral under this line. The bankruptcy of a tenant at one of those malls could reduce that mall's revenues and cause our borrowing capacity under the line of credit to be decreased.

     Kmart Corporation, which filed for protection under the bankruptcy laws in January 2002, is an anchor tenant in three of our malls. We have been notified that Kmart intends to close its store in our Phillipsburg Mall. The status of our leases with Kmart Corporation in these locations is still uncertain. To the extent Kmart Corporation terminates any of its leases and we are not able to find a suitable replacement tenant, our revenue could be adversely affected. In addition, our borrowing capacity under our line of credit was reduced as a result of the bankruptcy of Kmart Corporation.

WE ARE HIGHLY LEVERAGED

     We are a highly leveraged company. At March 31, 2002, we had outstanding $731.2 million (excluding our share of indebtedness of Palmer Park Mall Venture, of which we own a 50% equity interest) of mortgage indebtedness secured by substantially all of our properties. As a highly leveraged company, we are subject to risks normally associated with debt financing, including the risk that we may not have sufficient net cash flow from operations to pay principal or interest on our indebtedness when due. If we are unable to meet scheduled payments and that indebtedness is secured by mortgages on our properties, the lender may foreclose on our properties or force us to sell our properties at unfavorable terms, which could result in losses of income and a decrease in net proceeds to us from a sale of such properties. A loss of income could adversely affect our ability to make distributions to our shareholders. In addition, we may have less cash available to expand our business and to make distributions to our shareholders if required payments on our indebtedness do not correspond to the cash generated by our properties or if the economic performance of our properties declines.

WE MAY NOT BE ABLE TO REFINANCE OUR DEBT AS IT BECOMES DUE

     As of March 31, 2002, we are required to repay the following principal amounts of our indebtedness (which include balloon payments) in the following periods:

YEAR OR PERIOD ENDING        AMOUNT TO BE REPAID
    DECEMBER 31,               (IN THOUSANDS)
---------------------        -------------------
  2002 (nine months)              $ 10,517
  2003                              16,011
  2004                             190,615
  2005                              21,260
  2006                              10,450
Thereafter                         482,387
                                  --------
                                  $731,240
                                  ========

     We do not expect to have sufficient funds of our own to make the payments of principal listed above, and we do not have any current commitment from a third party to refinance this indebtedness. If we are not able to refinance our existing indebtedness, extend the payment dates beyond the current payment dates or obtain other sources of cash to make these payments, there is a risk that our lenders may foreclose on the properties pledged as collateral for that indebtedness or that we may lose some or all of our assets or other financial resources if we are required to liquidate assets at a commercially inopportune time. This could adversely affect the value of our common shares and our ability to make distributions to our shareholders.

OUR INTEREST RATES MAY RISE

     At March 31, 2002, we had an aggregate of $113.5 million variable-rate indebtedness outstanding, which represented approximately 15% of our current total indebtedness. In February 2003, our variable-rate indebtedness will increase by $35 million when our interest rate swap agreements expire. In addition, our future indebtedness may bear interest at floating rates. If interest rates rise, our interest expense could increase, and our cash available for distributions to our shareholders could decrease.

OUR AVAILABILITY UNDER OUR CURRENT LINE OF CREDIT MAY BE REDUCED IF CERTAIN MALLS UNDER-PERFORM

     We currently have a revolving line of credit with GE Capital Corporation, which is due on November 17, 2004. Repayment of our indebtedness under this line of credit is secured by first priority liens against six of our malls. Our actual borrowing availability is based on the level of our operating income of the six malls securing this line of credit, calculated on a quarterly basis, up to a maximum potential borrowing availability of $175 million. Our borrowing availability is dependent on the performance of these malls, and will be reduced if any of the anchor tenants in these malls declares bankruptcy, even if the tenant continues to operate its store and pay rent. At March 31, 2002, our total borrowing capacity was approximately $149 million, which was reduced from $152.3 million at December 31, 2001 largely because of the impact of the bankruptcy of Kmart Corporation, which is an anchor tenant in one of these six malls. Kmart is still operating in that mall and is currently paying rent.

WE ARE SUBJECT TO RESTRICTIVE COVENANTS UNDER OUR DEBT DOCUMENTS

     Our credit facilities contain certain covenants that prohibit us from taking certain actions and require us to meet certain financial tests on a quarterly basis. Our failure to satisfy these covenants or meet these tests could trigger an event of default. If we fail to cure an event of default, our lenders may have additional rights including the right to receive all of the cash generated from the properties securing that debt or require the loans to be repaid immediately.

     Several of our current credit facilities require us to maintain insurance policies with insurance companies with minimum credit ratings. Although two of the major insurance companies that we use were down-graded below required levels by certain rating agencies, our lenders waived the events of default relating to our failure to comply with these covenants and approved the continued use of these insurance companies, provided that no further rating downgrades occur. If these insurance companies are downgraded further and our lenders do not waive the events of default, we will be required to replace our coverage with other insurance companies that satisfy the credit rating requirements. There is no assurance that we will be able to obtain replacement insurance at favorable rates.

ALL BUT ONE OF OUR PROPERTIES ARE PLEDGED TO SECURE OUR DEBT

     We have pledged all but one of our real estate assets to secure payment of our indebtedness. If we are unable to make any scheduled payment, we could sustain a loss as a result of foreclosure by the mortgagee. In addition, certain of our credit facilities contain "cross-default" provisions. If we default under a loan encumbering one property, the lender may be entitled to call a default and exercise its remedies (including foreclosure) under mortgages that it holds on our other properties. Similarly, certain of our mortgages are "cross-collateralized," which permits a lender to foreclose against one property to recover obligations owed to that lender with respect to another property.

WE ARE NOT PROHIBITED FROM INCURRING ADDITIONAL DEBT

     As of March 31, 2002, our debt-to-total market capitalization ratio was 60.1% (this calculation considers our preferred shares as equity and not as debt). Our "total market capitalization" is the aggregate market value of our outstanding preferred and common shares, the units of the Operating Partnership and our total debt. We believe that the debt-to-total market capitalization ratio, which is based on market values of equity, provides a more appropriate indication of leverage for a company whose assets are primarily operating real estate than debt-to-total asset ratio, which is based upon book values that may not reflect the current income potential of the assets and the operating business. Fluctuations in the trading prices of our equity securities will cause fluctuations in our debt-to-total market capitalization ratio.

     Our organizational documents do not limit the amount or percentage of indebtedness that we may incur. Accordingly, we could become more highly leveraged, which could result in an increased risk of default and an increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to pay dividends.

     If we incur additional indebtedness such that the ratio of total indebtedness to EBITDA (defined to include interest income and cash flow support payments) computed for a trailing 12-month period exceeds 6.50 to 1.00, we would be required to pay additional dividends to the holders of our 11% non-convertible senior preferred shares and additional interest expense on our line of credit with GE Capital Corporation. At March 31, 2002, that ratio was
6.02 to 1.00.

MARK PASQUERILLA MAY HAVE CERTAIN CONFLICTS OF INTEREST WITH US

     Mark Pasquerilla, as the Chairman of our Board of Trustees and our Chief Executive Officer and President, and a holder of a significant percentage of our common shares, has substantial control over us.

     Mark Pasquerilla also controls Crown Holding and its subsidiaries, including Crown Investments Trust. As of March 31, 2002, Crown Investments Trust, and its subsidiary, Crown American Investment Company, owned a 27.53% limited partnership interest in the Operating Partnership. Under the partnership agreement of the Operating Partnership, Crown Investment Trusts has the right to approve certain major decisions of us and the Operating Partnership, including any merger or combination by us or the Operating Partnership or any transfer or sale of all or substantially all of the assets of the Operating Partnership. In addition, under the partnership agreement of the Operating Partnership, Crown Investments Trust, and its subsidiary, Crown American Investment Company, have certain rights which enable them to require the Operating Partnership to redeem part or all of their common partnership units for a price equal to the equivalent value of our common shares (on a one-for-one basis). As of March 31, 2002, Crown Investments Trust owned 8,169,939 common partnership units and Crown American Investment Company owned 1,786,459 common partnership units. We may assume the obligation to redeem these partnership units in exchange for, at our election, our common shares (on a one-for-one basis) or the cash equivalent thereof, provided that we may not pay for such redemption with shares to the extent that it would result in Crown Investments Trust and its affiliates beneficially or constructively owning more than a specified percentage (currently 16.0%) of our outstanding common shares. Crown Investments Trust and its affiliates may require us to assume the obligation to pay for such redemption with shares to the extent that Crown Investments Trust and its affiliates own less than 16.0% of the outstanding shares. Crown Investments Trust and its subsidiary have pledged substantially all their partnership units as collateral for a loan made by an unrelated third party. In June 1995 and in August 1999, we filed Registration Statements on Form S-3 with the Securities and Exchange Commission relating to these pledged units. If at the time of any such permitted exchange the Registration Statement is not effective, we are obligated to purchase a specified portion of the pledged units. We also have the right to purchase the pledged units in lieu of effecting an exchange. See "Partnership Agreement of the Operating Partnership."

     As a result of the partnership agreement of the Operating Partnership, as of March 31, 2002, Mark Pasquerilla directly or indirectly owned approximately 12.2% of our common shares and had the right to acquire an additional 3.8% of our common shares through conversion of limited partnership units in the Operating Partnership.

     As discussed above, we have also entered into a cash flow support agreement with Crown Investments Trust with respect to Martinsburg Mall, Oak Ridge Mall and Bradley Square Mall, which provides that Crown Investments Trust will guarantee, on a quarterly basis, up to a maximum aggregate of $1.0 million per quarter, that each of these malls will generate a stipulated aggregate amount of base rents.

     Because a majority of our properties have unrealized gain attributable to the difference between estimated fair market value and adjusted tax basis in those properties prior to the contribution to the Operating Partnership or its subsidiaries, the sale of any of these properties may result in a disproportionately higher tax for Crown Holding than for us. As a result, Crown Investments Trust might not favor a sale of these properties even though such a sale could be beneficial to our other shareholders. Our Declaration of Trust provides that any decision relating to the potential sale of these properties must be approved by the Independent Trustees on our Board of Trustees if the sale would result in a disproportionately higher taxable income for Crown Holding than for us.

     Our Declaration of Trust provides that any contract or transaction between us and any of our trustees, officers, employees or agents or any of their respective affiliates must be approved by a majority of our Independent Trustees. This policy specifically relates to any contract or transaction that we enter into with Crown Holding or its subsidiaries, including the cash flow support agreement and any settlements between Crown Investments Trust and us with respect to the cash flow support agreement.

TWENTY OF OUR MALLS ARE HELD BY SPECIAL PURPOSE ENTITIES AND ARE NOT GENERALLY AVAILABLE TO SATISFY OUR CREDITORS' CLAIMS IN BANKRUPTCY

     Twenty of our malls are owned or ground-leased by subsidiaries that we created solely for that purpose. The mortgaged malls and the related assets are restricted solely for the payment of the related loans and are not available to pay our other debts. The cash flow from these properties, however, is available for our general use so long as no event of default has occurred and after we have paid any debt services and provided for any required reserves under the applicable loan agreement.

EXPANSION, RENOVATION AND MAINTENANCE ACTIVITIES REQUIRE SIGNIFICANT CAPITAL EXPENDITURES

     In connection with our strategy for growth, we may expand, renovate and implement significant maintenance projects at our malls. Expansion, renovation and maintenance projects, however, require capital expenditures, and we may not have or be able to obtain the capital or other approvals required to pursue or complete these projects. In addition, when we expand, renovate or begin a significant maintenance project at one of our properties, there are risks that construction costs of a project may exceed original estimates, possibly making the project uneconomical and that occupancy rates and rents at a completed project may not be sufficient to make the project profitable. If an expansion project is unsuccessful, it is possible that our loss could exceed our investment in that mall. In addition, if we begin but do not complete a renovation or significant maintenance project at a mall, we may spend funds on and devote our employees' time to a project that will not provide the expected return of capital, which could adversely affect our ability to make distributions to our shareholders.

DEVELOPMENT ACTIVITIES MAY RESULT IN A LOSS

     We may from time to time identify and pursue opportunities to develop a new mall. We may, however, abandon a development opportunity after we have spent funds in connection with exploring that opportunity or after we have begun construction. In addition, our construction costs may exceed our original estimates, possibly making the project uneconomical. It is possible that once construction is complete, our occupancy rates and rents may not be sufficient to make the project profitable, and our loss could exceed our investment in a particular property. Also, our competitors may seek to acquire similar properties for development, some of which may have greater resources.

WE FACE SIGNIFICANT COMPETITION

     Although our malls are generally the only enclosed shopping malls or the largest enclosed shopping malls in their respective geographic market area, our malls compete with other owners, managers and developers of retail shopping centers and malls to attract retailers to lease space. In addition, many of our retailers face increasing competition from discount shopping centers, outlet malls, discount shopping clubs, direct mail, shopping through the Internet and telemarketing. Increased competition could adversely affect our revenues, net income and cash flow.

WE CANNOT ASSURE YOU THAT WE WILL CONTINUE PAYING DIVIDENDS AT HISTORICAL RATES

     Our ability to continue paying dividends at historical rates will depend on a number of factors, including our financial condition and results of future operations, the fulfillment of lease terms by tenants, our ability to acquire, finance and lease additional properties at attractive rates, and provisions in our loan covenants.

HOLDERS OF OUR PREFERRED SHARES HAVE SENIOR RIGHTS TO HOLDERS OF OUR COMMON
SHARES

     The holders of our common shares are subject to the preferential rights of any class or series of our preferred shares and to the provisions in our Declaration of Trust relating to restrictions on transfer. We currently have outstanding 2,475,000 11% non-convertible senior preferred shares (with a $50.00 liquidation preference), which rank with respect to dividends and rights upon liquidation senior to our common shares.

     The holders of the 11% senior preferred shares are entitled to receive cumulative preferred cash dividends of $5.50 per share per year. In addition, the holders of senior preferred shares are entitled to receive additional cash dividends if the ratio of total indebtedness to EBITDA computed for a trailing 12-month period exceeds 6.50 to 1.00 without the consent of the holders of at least 50% of the outstanding 11% senior preferred shares. The additional dividends will be for an amount per share equal to 0.25% of the preferred liquidation preference amount on an annualized basis for the first quarter with respect to which an additional dividend is due. For each quarter thereafter that we continue to exceed the permitted leverage ratio, the additional dividend will increase by an amount per share equal to an additional 0.25% of the preferred liquidation preference amount on an annualized basis. However, the maximum total dividend on the preferred shares, including any additional dividends, may not at any time exceed 13.00% of the preferred liquidation preference amount per year.

     If we fail to pay the dividends for each 11% senior preferred share, we are prohibited from declaring or paying a dividend on any class or series of shares that rank on parity with or junior to the 11% senior preferred shares or on our common shares. The holders of the 11% senior preferred shares have no voting rights except as required under Maryland law. If we fail, however, to pay dividends to the holders for six quarters, the holders will have the right to elect two trustees to our board until the dividends in arrearage and then current dividends have been paid in full.

     We may also issue additional classes or series of preferred shares without the consent of our common shareholders which may also have senior rights with respect to dividends and upon liquidation to our common shareholders.

THE U.S. GOVERNMENT HAS INDICTED OUR FORMER INDEPENDENT AUDITOR, ARTHUR ANDERSEN LLP

     On March 14, 2002, Arthur Andersen LLP, our former independent auditor, was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation. Although we dismissed Arthur Andersen on May 14, 2002 and engaged Ernst & Young LLP to conduct the audit of our financial statements for the fiscal year ending December 31, 2002, it is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen to satisfy any claims arising from the auditing and other services provided to us, including claims that may arise out of Arthur Andersen's audit of our financial statements. In addition, we may incur significant expense in familiarizing Ernst & Young with our accounting. The foregoing dismissal and engagement also could be disruptive to our operations and affect the price and liquidity of our securities.

WE MAY ENTER INTO A STRATEGIC TRANSACTION IN THE FUTURE

     We recently engaged in discussions with several parties about a possible merger or sale. These discussions have been terminated. We may, however, pursue strategic alternatives in the future in order to enhance shareholder value. There can be no assurances that the value realized by a shareholder in any future transaction will be equal to or more than the price per share in this offering. Mark Pasquerilla has the right to veto any proposed merger or consolidation of us or the transfer or sale of all or substantially all of the assets of the Operating Partnership. See "Ownership and Governance of Us and the Operating Partnership."

INVESTMENTS IN REAL ESTATE ASSETS MAY BE ADVERSELY AFFECTED BY ECONOMIC AND OTHER REAL ESTATE CONDITIONS

     Our revenues are primarily derived under real estate leases with national, regional and local department store and other retailing companies at our enclosed shopping malls. The yields available from equity investments in real estate depend on the income generated and expenses incurred. If our properties do not generate revenue sufficient to meet our operating expenses, including debt service and capital expenditures, we may not have sufficient cash flow to operate or to make distributions to our shareholders.

     We are subject to general risks of owning real estate and enclosed shopping malls, which could adversely affect our revenues, the value of our properties and our ability to pay dividends. These risks include:

     - national general economic conditions, including plant closings, industry slowdowns and other factors;

     - economic conditions in those regions where we conduct our business;

     - local conditions, including an oversupply of retail space;

     - perceptions by retailers or shoppers of the safety, convenience and attractiveness of the shopping center;

     - the willingness and ability of a property owner to provide capable management and adequate maintenance;

     - finding and retaining a sufficient number of suitable tenants;

     - changes in governmental regulations, zoning or tax laws;

     - effects of recent and any future terrorist attacks;

     - potential environmental or other legal liabilities; and

     - other real estate risks.

     In periods of an economic slowdown and in light of the recent terrorist activities, we may be subject to additional risks arising in connection with the underlying real estate, including defaults under or non-renewal of tenant leases, bankruptcy of tenants, competition, inability to rent unleased space, lower tenant sales resulting in reduced percentage rents, and higher energy and other operating costs, all resulting in placing increased strain on our financial condition.

THERE ARE A NUMBER OF RISKS ASSOCIATED WITH BEING TAXED AS A REIT

     We have elected to be treated as a REIT for federal income tax purposes and believe that we qualify for this treatment. Our REIT status subjects us and our shareholders to a number of tax-related risks, including the following:

  FAILURE TO QUALIFY AS A REIT WOULD HAVE ADVERSE TAX CONSEQUENCES FOR US

     In order to maintain our REIT status we must meet a number of requirements. These requirements are highly technical and complex and often require an analysis of various matters and circumstances that may not be totally within our control. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the Internal Revenue Service might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for us to remain qualified as a REIT. If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Therefore, we would have less money available for investments and for distributions to shareholders. This may also have a significant adverse effect on the market value of our common stock or the other securities that we may sell under this prospectus supplement. In general, we would not be able to elect REIT status for four years after a year in which we lose our REIT status.

  AS A REIT, OUR INCOME CAN ONLY COME FROM LIMITED TYPES OF SOURCES

     To qualify as a REIT, at least 75% of our gross income must come from qualified real estate sources and 95% of our gross income must come from these and other sources that are itemized in the REIT tax laws. Therefore, we may have to forego opportunities to invest in potentially profitable businesses or assets because they would produce income that could jeopardize our status as a REIT.

  WE HAVE CERTAIN DISTRIBUTION REQUIREMENTS

     As a REIT, we must distribute to shareholders at least 90% of our REIT taxable income (excluding capital gains). The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

  WE ARE ALSO SUBJECT TO OTHER TAX LIABILITIES

     Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes could reduce our operating cash flow.

     For further discussion of the risks associated with REIT taxation, please see the "Certain U.S. Federal Income Tax Considerations" section of this prospectus supplement.

  LAWS CURRENTLY FAVORABLE TO US MAY CHANGE

     Our discussions of the federal tax laws and regulations in this prospectus supplement are based on current law, regulations and court decisions. If the laws and regulations are modified, we may no longer qualify as a REIT for federal tax purposes, which could have an adverse affect on our operations, business, income and ability to pay dividends. There is no assurance that future legislation and administrative interpretations will not be retroactive in effect.

WE MAY CHANGE OUR POLICIES AND STRATEGIES WITHOUT THE APPROVAL OF OUR
SHAREHOLDERS

     Our Board of Trustees will from time to time determine our investment and financing policies and our policies relating to other activities, including our growth, debt capitalization, distributions and operating policies. We do not currently intend to amend or revise these policies. However, we may amend these policies at any time without the approval of our shareholders. A change in these policies could adversely affect our financial condition or results of operations.

AS A PROPERTY OWNER, WE MAY INCUR SIGNIFICANT ENVIRONMENTAL LIABILITIES

     Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility. We may be potentially liable for those costs.

     Certain Federal, state and local laws, ordinances and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of building remodeling, renovations or demolition. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real estate for personal injuries associated with ACMs.

     We believe that our properties are in compliance in all material respects with all Federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. We have not been notified by any governmental authority, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our properties. If we were found not to be in compliance with any Federal, state or local laws, ordinances or regulations regarding hazardous or toxic substances, it could have a material adverse effect on our financial condition, results of operations or cash flows.

WE MAY BECOME SUBJECT TO SIGNIFICANT LEGAL PROCEEDINGS OR OTHER ADVERSE CLAIMS

     We are subject from time to time to litigation and claims, both asserted and unasserted, incidental to our businesses, some of which may be substantial. For example, these claims may include, but are not limited to, damages asserted by other owners of real estate, regulatory agencies, customers, and various other matters than may arise in the normal course of our business. In addition, in the ordinary course of our business, we are subject from time to time to tenant disputes over lease provisions including billings for reimbursements of operating costs and real estate taxes. Final resolution of these matters in the future may impact our quarterly or annual results of operations or cash flows.

WE MAY INCUR SIGNIFICANT UNINSURED LOSSES

     We carry comprehensive liability, fire, extended coverage and rental loss insurance covering our properties with policy specifications and insured limits customarily carried for similar properties. There are, however, certain types of losses (such as from wars and earthquakes) that are either uninsurable or not economically insurable. If we incur an uninsured loss or a loss in excess of our coverage limits, we could lose our investment in the property and anticipated future revenues from the property, and we could remain obligated for any mortgage indebtedness or other financial obligations related to the property which could have an adverse affect on our financial condition and results of operations.

WE ARE REQUIRED TO COMPLY WITH THE AMERICANS WITH DISABILITIES ACT

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. We may be required to modify our properties to comply with the ADA or other similar Federal, state and local laws, and we may be restricted from making renovations. If we fail to comply with ADA requirements or similar laws, we may be fined by governmental authorities or sued by private litigants.

     Additional legislation may impose additional financial obligations or restrictions on owners with respect to access by disabled persons. If required changes involve greater expenditures than we currently anticipate, or if the changes must be made on a more accelerated basis than we anticipate, our ability to make expected distributions to our shareholders could be adversely affected.

WE HAVE ADOPTED CERTAIN ANTI-TAKEOVER MEASURES

     Our Declaration of Trust and bylaws contain provisions that could make it more difficult for a party to make a tender offer for our common shares or complete a takeover of us which is not approved by our Board of Trustees. These provisions include:

     - A staggered Board of Trustees so that it would take three successive annual meetings to replace all of our trustees;

     - Advance notice requirements for shareholder proposals and nominations;

     - Prohibition on shareholder action by written consent;

     - A requirement that special meetings of shareholders be called only by our Chairman of the Board of Trustees or a majority of the trustees;

     - Limitations on the ability of shareholders to amend, alter or repeal the by-laws;

     - Authority of the Board of Trustees to issue, without shareholder approval, our preferred stock on the terms as our Board of Trustees may determine;

     - Limitations on the ability of shareholders to remove directors;

     - Limitations on the beneficial ownership of common shares; and

     - Limitations on the ability of shareholders to remove trustees without cause.

     Maryland law also contains provisions that restrict business combinations and control share acquisitions not approved by our Board of Trustees. We have also adopted a shareholders rights plan, which is discussed below in "Additional Description of Our Shares".

     These provisions could discourage a third party from making an acquisition proposal for us and prevent a change in our control. These provisions could also provide our shareholders an opportunity to realize a premium over the then-prevailing market prices of our shares.

THE RECENT TERRORIST ATTACKS IN THE UNITED STATES COULD HAVE A NEGATIVE EFFECT ON OUR EARNINGS

     The terrorist attacks which occurred in New York City and Washington, D.C. on September 11, 2001, and the subsequent military actions taken by the United States and its allies in response, have caused significant uncertainty in the global financial markets. While the short-term and long-term affects of these events and their potential consequences are uncertain, they could have a material adverse effect on general economic conditions, consumer confidence and spending, the retail industry and market liquidity. Among other things, it is possible that short-term interest rates may be affected by these events. If short-term interest rates increase rapidly, it would cause our borrowing costs to increase faster than increases in the rental rates for our properties. If that were to happen, our earnings could be negatively affected. Increases in short-term interest rates could also adversely affect the earnings or capital of our tenants. In addition, insurance coverage relating to terrorist activities may be more difficult to obtain or significantly more expensive.

WE DEPEND ON OUR EXECUTIVE OFFICERS

     Our success depends to a large extent upon the experience and abilities of our executive officers, including Mark E. Pasquerilla, Chairman of our Board of Trustees and our other executive officers listed in "Management." Although our other executive officers have employment continuation agreements with us, we cannot guarantee that any of these officers will remain with us. The loss of any of these executives' services could adversely affect us.

ISSUANCES OF LARGE AMOUNTS OF OUR COMMON OR PREFERRED SHARES COULD CAUSE OUR PRICE TO DECLINE

     As of March 31, 2002, we had 26,208,049 common shares outstanding. This prospectus supplement relates to the proposed sale of up to 5,750,000 of our common shares (assuming the exercise of the over-allotment option in full). In addition, as of March 31, 2002, we may issue up to 1,419,465 common shares upon the exercise of outstanding options granted under our 1993 Employees' Option Plan and our 1993 Trustee's Option Plan at exercise prices ranging from $5.19 to $9.25 per share, 100,000 of our common shares that may be issued under a five-year warrant at $9.00 per share granted to the owner of the Laurel Mall in 2001 and 9,956,398 common shares (subject to ownership limitations in our declaration of trust) upon redemption of common partnership units owned by Crown Investments Trust and its subsidiary, Crown American Investment Company. We may also issue options for 892,500 additional shares under our 1993 Employees' Option Plan and our 1993 Trustee's Option Plan, and we have also adopted a dividend reinvestment plan under which participants may acquire our common shares through reinvestment of dividends and additional cash contributions. The issuance of our common shares or securities convertible into or exchangeable for our common shares, could cause dilution of our existing securities holders and a decrease in the market price of our common shares or preferred shares.

WE CANNOT PREDICT THE EFFECT OF FUTURE SALES OF OUR COMMON SHARES ON OUR MARKET PRICE PER SHARE

     We cannot predict the effect, if any, that future sales of common or preferred shares or exercises of warrants or options for common or preferred shares may have on the market price for our common shares. Sales of substantial amounts of our common or preferred shares, or the perception that those sales could occur, may adversely affect the market price for our common shares.

INCREASES IN INTEREST RATES MAY CAUSE OUR COMMON SHARE PRICE TO DECREASE

     An increase in market interest rates may persuade persons who may otherwise invest in our common shares to seek higher yields from their investments, which may adversely affect the market price for our common shares.

                                   MANAGEMENT

     Our trustees and executive officers are as follows:

NAME                                                      POSITION WITH THE COMPANY
----                                                      -------------------------
Mark E. Pasquerilla..........................   President, Chief Executive Officer, and
                                                Chairman of the Board of Trustees***
Terry L. Stevens.............................   Executive Vice President, Chief Financial
                                                Officer, and Trustee**
Donato B. Zucco..............................   Senior Vice President, Chief Administrative
                                                Officer, and Trustee*
Nicholas O. Antonazzo........................   Executive Vice President, Development
Thomas Stephenson............................   Executive Vice President, Asset Management
Robert J. Griffith...........................   Senior Vice President, Real Estate Leasing
Clifford A. Barton...........................   Trustee***
Peter J. Siris...............................   Trustee***
Donald F. Mazziotti..........................   Trustee**
Zachary L. Solomon...........................   Trustee*

---------------

  * Term as Trustee expires 2003

 ** Term as Trustee expires 2004

*** Term as Trustee expires 2005

     MARK E. PASQUERILLA, 43, is our Chairman of the Board of Trustees and has been a member of the Board of Trustees since 1993. As Chief Executive Officer and President, he directs all of our operational activities, establishes corporate policy and provides overall strategic direction. Mr. Pasquerilla was named President in 1990, Vice Chairman in 1998, and Chairman, CEO and President in 1999. Mr. Pasquerilla was a member of the Governor of Pennsylvania's Economic Development Partnership Council from 1987 to 1995, and is a former Fullbright-Hayes Scholar. In addition, Mr. Pasquerilla is a member of the Board of Directors and the Executive Committee of AmeriServ Financial, Inc., and a member of the Board of Directors of Concurrent Technologies Corporation.

     TERRY L. STEVENS, 53, has been a Trustee since 1999. He is also our Executive Vice President and Chief Financial Officer. He is responsible for all finance and treasury functions including debt and equity financing, property acquisitions and dispositions, all accounting, reporting, and MIS functions, and is also actively involved in investor relations. Mr. Stevens joined us in May 1994 as Vice President and Chief Accounting Officer, and he was promoted to Senior Vice President in February 1995, to CFO in September 1998, and was named Executive Vice President in May 1999. Prior to joining us, Mr. Stevens was Director of Financial Systems at AlliedSignal, Inc., a large multi-national manufacturer, from 1990 to 1994. He also spent 18 years with Price Waterhouse, an international accounting firm, including seven years as an audit partner. Mr. Stevens is a CPA.

     DONATO B. ZUCCO, PH.D., 62, has been a Trustee since 1999. He is also our Senior Vice President and Chief Administrative Officer. He is responsible for a wide variety of administrative activities that support our business units, which include Facilities Planning, Human Resources, Corporate Communications, Legal and Risk Management. Dr. Zucco joined us in January 1991 as Senior Vice President and Chief Administrative Officer. He also serves as a member of the Board of Directors of First National Bank of Pennsylvania. Dr. Zucco presides as the Mayor of the City of Johnstown, Pennsylvania.

     NICHOLAS O. ANTONAZZO, 65, became our Executive Vice President, Development, in 1993. Mr. Antonazzo directs the expansion and redevelopment of our regional malls and anchor department store relations. He has also served as Executive Vice President of Development of Crown Associates from 1987 to August 1993. Mr. Antonazzo is a former state director for the International Council of Shopping Centers and is admitted to practice law before the Pennsylvania Supreme and Superior Courts.

     THOMAS STEPHENSON, 61, became our Executive Vice President, Asset Management when he joined us in April 1994. Mr. Stephenson is responsible for directing the operations of our regional shopping mall portfolio. He served as Senior Vice President of Operations for The Hahn Company (a shopping center developer and manager) from 1987 to 1994 and as Vice President of Operations from 1983 to 1987. Previously, he was with Trizec Corporation, Ltd. (a shopping center developer and manager) from 1971 to 1983 as Vice President of Operations. Mr. Stephenson is a CPA.

     ROBERT J. GRIFFITH, 56, became Senior Vice President, Real Estate Leasing in 1995. Mr. Griffith is responsible for all aspects of our mall shop leasing program. He has over twenty years of experience in the leasing field. Mr. Griffith is an active member of the International Council of Shopping Centers and is licensed by the Real Estate Commission of Pennsylvania.

     CLIFFORD A. BARTON, 73, has been a Trustee since 1993. In January 1994, he retired from his position as Chairman, President and Chief Executive Officer of USBANCORP, Inc. From prior to 1992 to January 1994, Mr. Barton served as Director of Three Rivers Bank & Trust Co. and Three Rivers Bancorp, Inc.

     PETER J. SIRIS, 57, has been a Trustee since 1998. Since 1998, he has served as Managing Director of Guerrilla Capital Management LLC, an investment management firm. He served as Senior Vice President of ABN-Amro-Chicago Corp., a banking group, from February 1997 to March 1997, Senior Vice President of WARNACO, Inc., a clothing manufacturer, from 1995 to 1996, as Managing Director of UBS Securities from 1990 to 1995, and Director of Candies, Inc. since January 2000. Mr. Siris is the author of "Guerilla Investing."

     DONALD F. MAZZIOTTI, 56, has been a Trustee since 1993. Since 2001, he has served as Executive Director, Portland Development Commission. He has been Senior Consultant to ProDx, Inc., a professional technology services provider, since January 2001. Mr. Mazziotti was the Chief Information Officer for the State of Oregon, 1998-2000, Chairman of Delta Development Group, Inc. (government relations, economic planning and Management consulting) from 1995 to 1997, and President of Delta Development Group, Inc. from 1988 to 1998.

     ZACHARY L. SOLOMON, 67, has been a Trustee since 1993. Since February 2000, he has served as Chief Executive Officer of Baby Togs Inc., a children's wear manufacturer. He also served as President, Finity Apparel, a women's sportswear company, from November 1999 to January 2000, President and Chief Executive Officer of Adrienne Vittadini Co., a clothing designer, from February 1998 to September 1999. From 1991 to 1997; Mr. Solomon was President and Chief Executive Officer of Associated Merchandising Corp., a private label developer and sourcing company. Since July 2000, he has served as a Trustee of Preface Corporation, and as a Trustee of Brooklyn College since September 1986.

                                  UNDERWRITING

     Friedman, Billings, Ramsey & Co., Inc., Ferris, Baker Watts, Incorporated, J.J.B. Hilliard, W.L. Lyons, Inc. and Stifel, Nicolaus & Company, Incorporated are acting as representatives of the underwriters of this offering. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of our common shares is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to take and pay for all of our common shares offered hereby, other than those covered by the over-allotment option described below, if any such shares are taken.

UNDERWRITER                                                    NUMBER OF SHARES
-----------                                                    ----------------
Friedman, Billings, Ramsey & Co., Inc.......................       2,750,000
Ferris, Baker Watts, Incorporated...........................         875,000
J.J.B. Hilliard, W.L. Lyons, Inc............................         875,000
Stifel, Nicolaus & Company, Incorporated....................         500,000

     The following table shows the per share and total underwriting discount we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 750,000 additional common shares to cover over-allotments.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Share...................................................  $   0.4703     $   0.4703
Total.......................................................  $2,351,500     $2,704,225

     In connection with the sale of our Oak Ridge Mall and related settlement of the cash flow support agreement, we engaged Ferris, Baker Watts Incorporated to render a fairness opinion for a fee of $150,000. In addition, we have also engaged Ferris, Baker Watts Incorporated to handle sales of our common shares when our option holders exercise their options and sell the underlying shares. We do not expect the aggregate fees to be paid to Ferris, Baker Watts Incorporated under this arrangement will exceed $100,000.

     Certain of our executive officers and trustees have agreed with the underwriters, for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, not to sell any shares, or any securities convertible into or exchangeable for shares, owned by them, without the prior written consent of the underwriters. However, the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

     The underwriters propose to offer our common shares directly to the public at $8.75 per share and to certain dealers at this price less a concession not in excess of $0.29 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to certain dealers.

     We expect to incur expenses of approximately $425,000 in connection with this offering.

     We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 750,000 additional shares to cover over-allotments, if any, at the public offering price less the underwriting discount described on the cover page of this prospectus supplement. If the underwriters exercises this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares covered by the option.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make in respect thereof.

     In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise effect the market price of our common shares. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common shares. The underwriters may create a short position in our common shares in connection with this offering by selling more than they are committed to purchase from us, and in such case, the underwriters may reduce that short position by purchasing our shares in the open market to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position, up to 750,000 shares, by exercising the underwriters' over-allotment option referred to above. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

     The underwriters or their respective affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain federal income tax considerations related to the acquisition, ownership and disposition of our common shares and to our REIT election which we anticipate may be material to purchasers of our securities offered in this prospectus, but does not purport to be a complete analysis of all the potential tax considerations. This summary is limited to the tax consequences of those persons who are original beneficial owners of the common shares, who purchase common shares at their issue price and who hold such common shares as capital assets within the meaning of Section 1221 of the Code. This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular shareholders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, tax-exempt organizations and persons that have a functional currency other than the U.S. Dollar or persons in special situations, such as those who have elected to mark securities to market, or those who hold common shares as part of a straddle, hedge, conversion transaction, or other integrated investment). In addition, this summary does not address U.S. federal alternative minimum tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Department regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

     You should refer to the summary below if there is a conflict between the summary below and the summary included in "Certain Federal Income Tax Considerations To Crown Of Its REIT Election" in the accompanying prospectus.

     This summary is for general information only. Prospective purchasers of the common shares are urged to consult their tax advisors concerning the United States federal income and other tax consequences to them of acquiring, owning, and disposing of the common shares, as well as the application of state, local and foreign income and other tax laws.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS RELATING TO BUYING, OWNING AND SELLING OUR COMMON SHARES

  BASIS

     A shareholder's tax basis in our common shares will be the amount that the shareholder pays for the common shares at the time of purchase adjusted to the extent that our distributions are determined to be part or all a return of capital. A shareholder's tax basis will be reduced, but not below zero, for the portion of our distribution deemed to be a return of capital.

  HOLDING PERIODS

     A shareholder's holding period for the common shares will begin on the day after the shareholder buys the common shares.

  TAXATION OF DISPOSITION OF OUR COMMON SHARES

     Upon the sale, exchange, redemption or other disposition of our common shares, a shareholder generally will recognize taxable gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition and (ii) such shareholder's adjusted tax basis in the common shares.

     Gain or loss recognized on the disposition of shares generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the shareholder's holding period is more than 12 months. However, any loss upon sale or exchange of common shares by a shareholder who has held such shares for six months or less will be treated as a long-term capital loss to the extent our distributions are required to be treated by such shareholder as long-term capital gain. The maximum federal long-term capital gain rate is 20% for noncorporate shareholders and 35% for corporate shareholders. The deductibility of capital losses by shareholders is subject to limitations.

CERTAIN INCOME TAX CONSIDERATIONS RELATING TO OUR REIT ELECTION

  TAXATION OF A REIT

     We have elected to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 1993. We intend to continue to operate in such a manner, but there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified.

     The sections of the Code and corresponding Treasury Regulations that relate to qualification, operation, and taxation of REITs and their shareholders are highly technical and complex. This summary sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. We will not seek a ruling from the Internal Revenue Service with respect to any matter described herein.

     In the opinion of Reed Smith, LLP, our legal tax counsel, we have been organized in conformity with the requirements for qualification as a REIT, and our method of operation will enable us to meet the requirements for continued qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various factual assumptions relating to our organization and operation, as well as the organization and operation of the Operating Partnership and Crown American Financing Partnership, L.P. (Financing Partnership), which is controlled by the Operating Partnership, and is conditioned upon certain representations made by us as to factual matters. In addition, this opinion is based upon our factual representations concerning our business and properties as set forth in this prospectus supplement and the accompanying prospectus and will assume that the actions described in this prospectus supplement and any accompanying prospectus have been completed as described. Moreover, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this prospectus supplement and the accompanying prospectus may be changed, perhaps retroactively, by legislative or administrative action at any time.

     If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our shareholders. This treatment substantially eliminates the "double taxation" (once at the corporate level when earned and once at shareholder level when distributed) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

     - First, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

     - Second, under certain circumstances, we may be subject to the "alternative minimum tax", if our dividend distributions are less than our alternative minimum taxable income.

     - Third, if we have (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we may elect to be subject to tax at the highest corporate rate on such income, if necessary to maintain our REIT status.

     - Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

     - Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability.

     - Sixth, if we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     - Seventh, if we acquire an asset which meets the definition of a built-in gain asset from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the built-in gain asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and if we subsequently recognize gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which we acquired the asset, then, to the extent of the built-in gain (i.e., the excess of (a) the fair market value of such asset over (b) our adjusted basis in such asset, both determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate tax rate, pursuant to IRS regulations.

  REQUIREMENTS FOR QUALIFICATION AS A REIT

     The Code Section 856(a) defines a REIT as a corporation, trust or association:

          (1) which is managed by one or more trustees or directors;

          (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

          (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

          (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;

          (5) the beneficial ownership of which is held by 100 or more persons;

          (6) which during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and

          (7) which meets certain other tests, described below, regarding the nature of its income, assets and distributions.

     The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months.

     Our Declaration of Trust provides for restrictions regarding transfer of our shares, in order to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These transfer restrictions are described in "Description of Shares"--"Restrictions on Transfer."

     Code Section 856 (i) provides that a corporation which is a "qualified real estate investment trust subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified real estate investment trust subsidiary" shall be treated as assets, liabilities, and such items (as the case may be) of the real estate investment trust. In applying the requirements described herein, our "qualified real estate investment trust subsidiaries", if any, will be ignored, and all assets, liabilities, and items of income, deduction, and credit of our subsidiaries will be treated as our assets, liabilities and items.

     Code Section 856(l) provides a special provision that allows a REIT to own directly or indirectly stock in a corporation which engages in certain activities which otherwise could disqualify a REIT (as discussed below), if the REIT and corporation jointly elect to treat the corporation as a "taxable REIT subsidiary" (TRS). A TRS may provide services to REIT tenants even if those services were not customarily provided in connection with the rental of real property. However, a TRS can not engage in either of the following activities:
(1) operation or management of a lodging or health care facility or (2) providing rights (under franchise, license, or other arrangements) to operate or manage a lodging or health care facility under a brand name. However, a TRS may provide rights to an eligible independent contractor to operate a hospitality or health care facility which is owned by the TRS or leased by the TRS from a REIT. It is possible that we will establish one or more TRSs to conduct activities which the Board of Trustees determines in its discretion to be in the best interest of our shareholders. We will comply with requirements as provided by the applicable Code Sections and Treasury Regulations, promulgated thereunder, if any.

     In the case of a REIT which is a partner in a partnership, IRS regulations provide that the REIT will be deemed to own its proportionate share (corresponding to its capital interest in such partnership) of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain its character for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership and the Financing Partnership are treated as our assets, liabilities and items of income for purposes of applying the requirements described herein. A summary of the rules governing the Federal income taxation of partnerships and their partners is provided below in "Tax Aspects of the Operating Partnership." As we have direct control of the Operating Partnership, we have and intend to continue to operate the Operating Partnership consistent with the requirements for our qualification as a REIT.

     In order to maintain qualification as a REIT, we annually must satisfy certain gross income requirements. At least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest on obligations secured by mortgages) or from certain types of temporary investments. An additional 20%, for a total of at least 95% of our gross income, must either be derived from these sources or be from dividends, interest or capital gain from the sale or disposition of shares or securities.

     Rents that we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if we, or an actual or constructive owner of 10% or more of us, actually or constructively owns 10% or more of a tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Rent attributable to personal property is the amount which bears the same ratio to the total rent under the lease as the fair market values of personal property bears to the fair market values of both the real and personal property under the lease. Finally, for rents received to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through a TRS (as discussed above) or an independent contractor from whom we derive no revenue. We may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition we may render a de minimus amount of impermissible services to tenants, or in connection with the management of property and treat amounts received as gross income from the real property, if such amount does not exceed 1% of the gross income from the property and the services are valued at not less than 150% of our costs to provide the services. We have not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above or unless our Board of Trustees determines in its discretion that the rent received on such property is not material and will not jeopardize our status as a REIT), (ii) rent any property to a related party tenant (unless our Board of Trustees determines in its discretion that the rent received from a related party tenant is not material and will not jeopardize our status as a REIT) or (iii) directly perform services considered to be rendered to the occupant of property unless provided by our TRS or unless subject to classification as de minimus.

     The Operating Partnership provides certain services with respect to our properties that may not satisfy the "independent contractor" requirements described above. We obtained a ruling from the IRS that the provision of such services will not cause the rents received with respect to our properties to fail to qualify as "rents from real property."

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. We believe that none of the assets owned by us or the Operating Partnership or Financing Partnership is held for sale to customers and that the sale of any of our property and associated property will not be in the ordinary course of our business or of the Operating Partnership's or Financing Partnership's business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Complete assurance cannot be given, however, that we can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business" with the result that we may be subject to the 100% tax described above on income or gain, if any, from such sales.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will be generally available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, and provided we attach a schedule of the sources of our income to our federal income tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "Taxation of a REIT," even if these relief provisions apply, a tax would be imposed with respect to the excess of 75% or 95% of our gross income over our qualifying income in the relevant category, whichever is greater.

     At the close of each quarter of our taxable year, we must also satisfy six interacting tests relating to the nature of our assets. First, at least 75% of the value of our total assets (including our allocable share of the assets held by the Operating Partnership and Financing Partnership) must be represented by real estate assets, cash, cash items and government securities. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries. Fourth, of the investments included in the 25% asset class (other than securities in taxable REIT subsidiaries), the value of any one issuer's securities that we own may not exceed 5% of the value of our total assets. Fifth, we can not hold securities possessing more than 10% of the total voting power of the outstanding securities of any one issuer (other than those of a taxable REIT subsidiary or securities includible under the 75% test). Sixth, we can not hold securities having a value of more than 10% of the total value of the outstanding securities of any one issuer (other than those of a taxable REIT subsidiary or securities includible under the 75% test).

     As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a real estate investment trust is prohibited by the asset tests. However, if our subsidiaries are "qualified real estate investment trust subsidiaries" as defined in the Code, such subsidiaries will not be treated as separate corporations for federal income tax purposes. Thus, our ownership of the shares of a "qualified real estate investment trust subsidiary" will not cause us to fail the asset tests.

     We, in order to qualify as a REIT, are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. In addition, if we dispose of any built-in gain asset during our Recognition Period, we will be required, pursuant to IRS regulations to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on such undistributed gain or income at regular ordinary and capital gain corporate tax rates. We believe that we have made and we intend to make timely distributions sufficient to satisfy these annual distribution requirements.

     It is possible that, from time to time, we may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at our taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable share dividends. Any such borrowings for the purpose of making distributions to shareholders are required to be arranged through the Operating Partnership.

     Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, we must maintain certain records and request certain information from our shareholders designed to disclose the actual ownership of our shares. We intend to comply with these requirements.

  FAILURE TO QUALIFY

     If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

  TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as we qualify as a REIT, distributions made to our taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Distributions in excess of current and accumulated earnings and profits will not be currently taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the shareholder. In addition, any distribution declared in October, November or December of any year and payable to a shareholder of record on a specified date in any such month, will be treated as both paid by us and received by the shareholder on December 31 of the applicable year, provided that we actually pay the distribution during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses.

     In general, gain or loss recognized on the disposition of our REIT shares will be a capital gain or loss and will be long-term capital gain or loss, if at the time of such disposition, the shareholder's holding period (after applying certain holding period rules) is more than 12 months. However, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less will be treated as a long-term capital loss to the extent our distributions are required to be treated by such shareholder as long-term capital gain.

  BACKUP WITHHOLDING

     We will report to our U.S. shareholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of such withholding will be equal to the product of the fourth lowest rate applicable to single filers and the amount of the distribution. This rate is 30% for tax years beginning in 2002. Any amount paid to the IRS as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to us. See "Taxation of Foreign Shareholders." A shareholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS.

  TAXATION OF TAX-EXEMPT SHAREHOLDERS

     In general, a shareholder that is a tax-exempt entity not subject to tax on its investment income will not be subject to tax on our distributions. In Revenue Ruling 66-106, 1966-1 C.B. 151, the IRS ruled that amounts distributed as dividends by a REIT do not constitute "unrelated business taxable income" as defined in the Code when received by a qualified plan. Based on that ruling, regardless of whether we incur indebtedness in connection with the acquisition of properties, our distributions paid to a shareholder that is a tax-exempt entity will not be treated as unrelated business taxable income, provided that
(i) the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares otherwise are not used in an unrelated trade or business of the tax-exempt entity and (ii) we are not a pension-held REIT. This ruling applies to a shareholder that is an organization that qualifies under Code Section 401(a), an IRA or any other tax-exempt organization that would compute unrelated business taxable income, if any, in accordance with Code Section 512(a)(1). However, if we are a pension-held REIT and a qualified plan owns more than 10 percent of our shares, such shareholder will be required to recognize as unrelated business taxable income that percentage of the dividends that it receives from us as is equal to the percentage of our gross income that would be unrelated business taxable income to us if we were a tax-exempt entity required to recognize unrelated business taxable income. A REIT is a pension-held REIT if at least one qualified trust holds more than 25 percent of the value of our shares or one or more qualified trusts, each of whom own more than 10 percent of our shares, hold more than 50 percent of the value of our shares.

     For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from Federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and
(c)(20), respectively, income from an investment in us will constitute unrelated business taxable income unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated business taxable income generated by its investment in us. Such prospective shareholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

  TAXATION OF FOREIGN SHAREHOLDERS

     The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex. We have not attempted to provide more than a summary of these rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

     Distributions that are not attributable to gain from our sales or exchanges of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with the non-U.S. shareholder's conduct of a United States trade or business, the non-U.S. shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation. We expect to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a non-U.S. shareholder unless (i) a lower treaty rate applies and the holder provides us with a properly executed IRS Form W-8BEN (or successor form) or (ii) the non-U.S. shareholder provides us with a properly executed IRS Form W-8ECI (or successor form) claiming that the distribution is effectively connected income. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a non-U.S. shareholder's shares, such distributions will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of our shares, as described below. If it cannot be determined at the time a distribution is made whether or not distributions will be in excess of current and accumulated earnings and profit, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a non-U.S. shareholder as if such gain were effectively connected with a United States business. Non-U.S. shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable
                                       S-36
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alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax if a foreign corporate shareholder is not entitled to treaty exemption. We are required by applicable Treasury Regulations to withhold 38.6% for foreign individuals and 35% for foreign corporations of any distribution that we could designate as a capital gains dividend. This amount is creditable against the non-U.S. shareholder FIRPTA tax liability. If we designate prior distributions as capital gains dividends, then subsequent distributions up to the amount of such prior distributions will be treated as capital gains dividends for purposes of withholding.

     Gain recognized by a non-U.S. shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled real estate investment trust," defined generally as a real estate investment trust in which at all times during a specified testing period less than 50% in value of the shares were held directly or indirectly by foreign persons. We currently anticipate that we will be a "domestically controlled real estate investment trust," and therefore the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if the investment in the shares is effectively connected with the non-U.S. shareholder's United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain. Additionally, if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax (unless reduced by treaty) on the individual's capital gains. A non-resident alien individual could, however, elect to treat such gain as effectively connected income and pay tax as a U.S. shareholder would. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain.

     If the proceeds of a disposition of shares are paid by or through a United States office of a broker, the payment is subject to information reporting and to backup withholding unless the disposing non-U.S. shareholder certifies as to his name, address and non-United States status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a non-United States broker. United States information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the United States if (i) the payment is made through an office outside the United States of a broker that is either (a) a United States person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (c) a "controlled foreign corporation" for United States federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business and (ii) the broker fails to initiate documentary evidence that the shareholder is a non-U.S. shareholder and that certain conditions are met or that the non-U.S. shareholder otherwise is entitled to an exemption.

  OTHER TAX CONSEQUENCES

     We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. Our state and local tax treatment and the state and local tax treatment of our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in us.

TAX ASPECTS OF THE OPERATING PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable solely to our investment in the Operating Partnership and the Operating Partnership's investment in the Financing Partnership and represents the view of Reed Smith LLP. The discussion does not cover state or local tax laws or any federal tax laws other than income our tax laws.

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  CLASSIFICATION AS A PARTNERSHIP

     We are entitled to include in our income our distributive share of the Operating Partnership's income and to deduct our distributive share of the Operating Partnership's losses only if the Operating Partnership is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation.

     For taxable periods prior to January 1, 1997, an organization formed as a partnership was treated as a partnership rather than as a corporation for federal income tax purposes only if it possessed no more than two of the four corporate characteristics that the Treasury Regulations used to distinguish a partnership from a corporation. These four characteristics were continuity of life, centralization of management, limited liability, and free transferability of interests. Although neither the Operating Partnership nor the Financing Partnership requested a ruling from the IRS that they would be classified as partnerships for Federal income tax purposes, rather than as associations taxable as corporations, at the time of their organization, the partnerships received an opinion of counsel that based on the provisions of the respective partnership agreements of the Operating Partnership and the Financing Partnership, and certain factual assumptions and representations as to each of them, the Operating Partnership and the Financing Partnership would be treated as partnerships for federal income tax purposes and not as associations taxable as corporations. Effective January 1, 1997, newly promulgated Treasury Regulations eliminated the four-factor test described above and, instead, permit partnerships and other non-corporate entities to be taxed as partnerships for federal income tax purposes without regard to the number of corporate characteristics possessed by such entity. Under those regulations, both the Operating Partnership and the Financing Partnership will be classified as partnerships for federal income tax purposes unless an affirmative election is made by the entity to be taxed as a corporation. We have represented that no such election has been made, or is anticipated to be made, on behalf of the Operating Partnership or the Financing Partnership.

     If for any reason the Operating Partnership or the Financing Partnership was taxable as a corporation rather than as a partnership for federal income tax purposes, we would not be able to satisfy the income and asset requirements for REIT status. In addition, any change in the status of the Operating Partnership or the Financing Partnership for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution. Further, items of income and deduction of the Operating Partnership or the Financing Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. The Operating Partnership or the Financing Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Operating Partnership's or Financing Partnership's taxable income.

  INCOME TAXATION OF THE OPERATING PARTNERSHIP AND ITS PARTNERS:

     PARTNERS, NOT THE OPERATING PARTNERSHIP, SUBJECT TO TAX. A partnership is not a taxable entity for federal income tax purposes. We will be required to take into account our allocable share of the Operating Partnership's income, gains, losses, deductions, and credits for any taxable year of the Operating Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from the Operating Partnership.

     OPERATING PARTNERSHIP ALLOCATIONS. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's and the Financing Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES.  Pursuant to
Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Operating Partnership's and the Financing Partnership's partnership agreements require allocations of income, gain, loss, and deduction attributable to such contributed property to be made in a manner that is consistent with Section 704(c) of the Code and the Treasury Regulations, promulgated thereunder.

     BASIS IN OPERATING PARTNERSHIP INTEREST. Our adjusted tax basis in our partnership interest in the Operating Partnership generally will be equal to the amount of cash and the basis of any other property that we contribute to the Operating Partnership, increased by (i) our allocable share of the Operating Partnership's income and (ii) our allocable share of indebtedness of the Operating Partnership and the Financing Partnership and reduced, but not below zero, by our allocable share of (i) the Operating Partnership's loss and (ii) the amount of cash distributed to us, and by (iii) constructive distributions resulting from a reduction in our share of indebtedness of the Operating Partnership and the Financing Partnership.

     If the allocation of our distributive share of the Operating Partnership's loss would reduce the adjusted tax basis of our partnership interest in the Operating Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Operating Partnership's distributions, or any decrease in our share of the nonrecourse indebtedness of the Operating Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce our adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to us. Such distributions and constructive distributions will normally be characterized as a capital gain, and if our partnership interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gains.

  DEPRECIATION DEDUCTIONS AVAILABLE TO THE OPERATING PARTNERSHIP AND THE FINANCING PARTNERSHIP.

     The Operating Partnership and the Financing Partnership were formed in 1993 principally by way of contributions of property interests. We, the Operating Partnership and the Financing Partnership, compute depreciation for federal income tax purposes using the historic depreciation schedules pursuant to which each property (except for Oak Ridge Mall, Shenango Valley Mall, Middletown Mall and Wyoming Valley Mall) was depreciated using various methods of depreciation that were determined at the time each property was placed in service. With respect to Oak Ridge Mall and the Shenango Valley Mall, the Operating Partnership computes depreciation for federal income tax purposes using the alternative cost recovery system method based on useful lives of 40 years for buildings and improvements and 7 years for equipment and fixtures, and for accounting purposes using the straight-line method based on useful lives of 40 years for buildings and improvements and 7 years for equipment and fixtures.

     Section 704 (c) of the Code will affect allocations of depreciation and gain or loss on all of the properties contributed to the Operating Partnership or the Financing Partnership, and may have the effect of allocating tax deductions to us greater than our ownership of the Operating Partnership.

  SALE OF THE OPERATING PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Operating Partnership or the Financing Partnership on the sale of property held by the Operating Partnership or the Financing Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any unrealized gain attributable to the excess of the fair market value of the shopping center interests over their adjusted tax bases at the time of contribution to the Operating Partnership or Financing Partnership ("Pre-Contribution Gain") must, when recognized by the Operating Partnership or Financing

Partnership, be allocated to Crown Investments Trust under Section 704(c) of the Code and Treasury Regulations promulgated thereunder. As noted above, in connection with the contribution of the interests in the Properties with respect to which there is Pre-Contribution Gain, the Operating Partnership will allocate to us depreciation which is disproportionately greater than our ownership in the Operating Partnership.

     As a result of the foregoing, in the event of the disposition of any of our properties which have Pre-Contribution Gain, all income attributable to such Pre-Contribution Gain will be allocated to Crown Investments Trust, and we will be allocated only our share of capital gains attributable to appreciation, if any, occurring after the contribution adjusted for the amount of depreciation deductions allocated to us from the Operating Partnership disproportionately than our percentage interest in the Operating Partnership pursuant to Section 704(c) of the Code. The decision relating to the potential sale of any such property will be made by our Independent Trustees if the sale would result in a disproportionately higher taxable income for Crown Investments Trust than for us (after taking into account Crown Investments Trust' use of its then available losses or loss carry forwards).

     Our share of any gain realized on the sale of any property held by us or the Operating Partnership, or the Financing Partnership, as inventory or other property held primarily for sale to customers in the ordinary course of our trade or business or the trade or business of the Operating Partnership or the Financing Partnership will however, be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income will also have an adverse effect upon our ability to satisfy the income tests for REIT status. Under existing law, whether property is held as inventory or primarily for sale to customers in our ordinary course of trade or business or in the Operating Partnership's or the Financing Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. We intend to hold our properties, and the Operating Partnership and the Financing Partnership intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating their properties (and other shopping centers) and to make such occasional sales of properties, including peripheral land, as are consistent with our investment objectives, the Operating Partnership and the Financing Partnership.

STATEMENT OF SHARE OWNERSHIP

     We must obtain annual written statements from any of our record holders who hold certain percentages of our shares disclosing the actual owners of our shares. Any record holder who fails to provide us with this information must include certain specified information relating to ownership of our share in his Federal income tax return. We must also maintain permanent records with the Internal Revenue Service showing the information we receive relating to the actual ownership of our shares and a list of holders who fail to provide us with this information.

               PARTNERSHIP AGREEMENT OF THE OPERATING PARTNERSHIP

     The following summary of the partnership agreement of the Operating Partnership, including the descriptions of certain provisions set forth elsewhere in this prospectus supplement, is qualified in its entirety by reference to the partnership agreement of the Operating Partnership, which is filed as an exhibit to the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

MANAGEMENT

     The Operating Partnership is organized as a Delaware limited partnership. Generally, under the partnership agreement dated August 17, 1993, as amended, because we are the sole general partner of the Operating Partnership and own 72.47% of the common partnership interests and 100% of the preferred partnership interests, we have full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership. Neither Crown Investments Trust nor its subsidiary, Crown American Investment Company, as the limited partners of the Operating Partnership, have any authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership except as provided in the partnership agreement and as permitted by applicable law. However, Crown Investments Trust's consent is required to:

     - amend the partnership agreement or the certificate of limited partnership in a manner that could reasonably be expected to adversely affect Crown Investments Trust;

     - make a general assignment for the benefit of creditors;

     - take title to any property other than in the name of the Operating Partnership or the Financing Partnership;

     - merge, combine or consolidate us or the Operating Partnership with another person;

     - institute any proceeding for bankruptcy;

     - dissolve, liquidate or wind-up the Operating Partnership;

     - admit or remove partners (other than in connection with the acquisition of an asset);

     - convey or otherwise transfer all or substantially all of the Operating Partnership's assets; or

     - change the nature of the Operating Partnership's business or do anything to cause us not to meet the Code requirements for a real estate investment trust.

The rights of Crown Investments Trust to consent to such decisions are exercisable, or transferable (although only to entities affiliated with Crown Investments Trust) as long as Crown Investments Trust or such affiliate has designated Mark Pasquerilla as its representative and will be terminated at such time that Mark Pasquerilla is no longer living or neither Crown Investments Trust nor such affiliates have any partnership interests in the Operating Partnership. If, however, a transferee is not our affiliate, the transferee may only exercise the consent rights in the first and third bullet points above. In addition, the consent rights in the seventh and ninth bullet points above will be terminated at such time that Mark Pasquerilla is no longer bound by his non-competition agreement with us, as described below in "Duties and Conflicts".

INDEMNIFICATION AND FIDUCIARY STANDARDS

     The partnership agreement provides that the general partner and each person designated or delegated by the general partner will discharge its or his duties in a manner reasonably believed to be in the best interest of the Operating Partnership as an entity distinct from the individual interests of the partners (except and in the manner provided in the partnership agreement regarding certain real estate matters), and in general in a manner consistent with the fiduciary duties of care and loyalty imposed on directors of a corporation formed under the laws of the State of Delaware as set forth in the General Corporation Law of the State of Delaware and construed by the courts of the State of Delaware. The partnership agreement also provides that all such individuals will be indemnified and held harmless by the Operating Partnership for any act performed for or on behalf of the Operating Partnership, or in the furtherance of the Operating Partnership's business, provided that such individual acted in a manner it or he believed to be in or not opposed to the best interest of the Operating Partnership, and with respect to any criminal action, as to which such individual had no reasonable cause to believe its or his conduct was unlawful. No indemnification will be made if such individual is adjudged liable to the Operating Partnership unless a court shall determine that such individual is nevertheless entitled to indemnity. The partnership agreement also provides that no such individual will have personal liability to the Operating Partnership and its partners for monetary damages for breach of a fiduciary duty except for a breach of a duty of loyalty, or for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

TRANSFERABILITY OF INTERESTS

     The partnership agreement provides that we may not voluntarily withdraw from the Operating Partnership, or transfer or assign our interest in the Operating Partnership, without the consent of Crown Investments Trust. Under the partnership agreement and subject to the limitations discussed in "Management" above, Crown Investments Trust may transfer, assign, sell, encumber or otherwise dispose of, without our consent, its interest in the Operating Partnership if the transferee assumes all of the obligations of Crown Investments Trust under the partnership agreement.

CAPITAL CONTRIBUTIONS

     The partnership agreement provides that if the Operating Partnership requires additional funds at any time or from time to time in excess of funds available to the Operating Partnership from borrowings or capital contributions, we may borrow such funds from a financial institution or other lender or public debt offerings and lend such funds to the Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. As an alternative to borrowing funds required by the Operating Partnership and after having used best efforts to borrow such funds, we may contribute the amount of such required funds as an additional capital contribution to the Operating Partnership. If we contribute additional capital to the Operating Partnership, our partnership interest in the Operating Partnership will be increased on a proportionate basis. Conversely, the partnership interest of Crown Investments Trust will be decreased on a proportionate basis in the event of additional capital contributions by us, unless Crown Investments Trust contributes its pro rata share of the required funds.

RIGHTS OF REDEMPTION AND REGISTRATION RIGHTS

     Crown Investments Trust has certain rights to require the Operating Partnership to redeem part or all of Crown Investments Trust's common partnership units as further described in "Risk Factors -- Mark Pasquerilla may have significant conflicts of interest with us."

TAX MATTERS

     We are the tax matters partner of the Operating Partnership and, as such, will have authority to make tax elections under the Code on behalf of the Operating Partnership. The section on "Certain U.S. Federal Income Tax Considerations" describes certain tax matters relating to the Operating Partnership and our relationship with the Operating Partnership.

OPERATIONS

     The partnership agreement requires that the Operating Partnership be operated in a manner that will enable us to satisfy the requirements for being classified as a real estate investment trust and to avoid any federal income tax liability.

     The partnership agreement provides that the net operating cash revenues of the Operating Partnership, as well as net sales and refinancing proceeds, will be distributed from time to time as determined by us (but not less frequently than quarterly) pro rata in accordance with the partners' percentage interests.

     Pursuant to the partnership agreement, the Operating Partnership will also assume and pay when due, or reimburse us for payment of, all administrative and operating expenses of the properties that it owns and all costs and expenses relating to our formation, continuity of existence and operations (other than state or local income taxes, if any).

DUTIES AND CONFLICTS

     The partnership agreement provides that all of our business activities, including all activities pertaining to the acquisition, development, management and operation of any real properties must be conducted through the Operating Partnership and its subsidiaries. The partnership agreement prohibits us from borrowing for the purpose of making a distribution to shareholders unless it arranges such borrowing through the Operating Partnership.

     Under the partnership agreement, Mark Pasquerilla has agreed not to acquire, develop or otherwise deal with (either directly or through a company over which he has managerial control or in which he has a 50% ownership interest) any interests in shopping centers, retail properties or office buildings (other than retail or office space ancillary to a hotel). Mark Pasquerilla may terminate this non-competition agreement after

August 17, 2003 by providing thirty days' prior written notice to the Operating Partnership. In addition, this non-competition agreement will automatically terminate the date on which Mark Pasquerilla is not one of our Trustees or executive officers and the aggregate beneficial ownership interest of Crown Investments Trust and Mark Pasquerilla in our company falls below 10%. Crown Investments Trust's right to approve certain decisions relating to us and the Operating Partnership (described above in "Management") will terminate when this non-competition agreement terminates.

                      ADDITIONAL DESCRIPTION OF OUR SHARES

SHAREHOLDER RIGHTS PLAN

     We adopted a rights agreement on January 20, 2000, under which each holder of our common shares receives one preferred share purchase right for each outstanding common share. Each right is attached to each common share, is not currently exercisable and trades only with the common shares. Each right will separate from the common share to which it is attached and will become exercisable if a person or group acquires 20% or more of our common shares or ten days after a person or group commences a tender offer for our common stock that would result in ownership of 20% or more of our common shares. Upon the occurrence of such an event, each right would entitle the holder to purchase for an exercise price of $20.00 one one-hundredth of a share of new Series A Junior Participating Preferred Shares, which is designed to have economic and voting rights generally equivalent to one common share. If a person or group actually acquires 20% or more of our common shares, each right held by the acquiring person or group (or their transferees) will become void, and each right held by our other shareholders will entitle those holders to purchase for the exercise price a number of shares of our common shares having a market value of twice the exercise price. If we, at any time after a person or group has become a 20% beneficial owner and acquired control of our Board of Trustees, are involved in a merger or similar transaction with any person or group or sell assets to any person or group, each outstanding right would then entitle its holder to purchase for the exercise price a number of shares of such other company having a market value of twice the exercise price. In addition, if any person or group acquires 20% or more of our common shares, we may, at our option and to the fullest extent permitted by law, exchange one common share for each outstanding right. The rights are not exercisable until the above events occur and will expire on January 20, 2010, unless earlier exchanged or redeemed by us. We may redeem the rights for $.001 per right under certain circumstances.

11% NON-CONVERTIBLE SENIOR PREFERRED SHARES

     On July 3, 1997, we issued 2,500,000 11% non-convertible senior preferred shares at a public offering price of $50.00 per share. The 11% senior preferred shares rank senior to all existing and future classes or series of our equity securities. We are prohibited from:

     - establishing any class or series of capital shares ranking senior to the 11% senior preferred shares with respect to payment of dividends or liquidation preference without the affirmative consent of the holders of all the outstanding 11% senior preferred shares; or

     - changing the provisions of our Declaration of Trust which would materially and adversely affect any right, preference, privilege or voting power of 11% senior preferred shares without the affirmative consent of the holders of at least two-thirds of the outstanding 11% senior preferred shares.

     We may issue preferred shares that rank equally with the 11% senior preferred shares so long as the aggregate liquidation preference of the 11% senior preferred shares and any new senior preferred shares is less than $143,750,000.

     In the event that we liquidate, dissolve or wind up our affairs, the holders of the 11% senior preferred shares will be entitled to be paid $50.00 per share plus any accrued but unpaid dividends on their shares out of our assets legally available before we distribute any of our assets to any other junior securities or to the holders of our common shares.

     The holders of the 11% senior preferred shares are entitled to receive cumulative preferred cash dividends of $5.50 per share per year. In addition, the holders of senior preferred shares are entitled to receive additional cash dividends if our total debt exceeds the product of 6.50 times our earnings before interest, taxes, depreciation and amortization, or EBITDA, without the consent of the holders of at least 50% of the outstanding 11% senior preferred shares. The additional dividends will be for an amount per share equal to 0.25% of the preferred liquidation preference amount on an annualized basis for the first quarter with respect to which an additional dividend is due. For each quarter thereafter that we continue to exceed the permitted leverage ratio, the additional dividend will increase by an amount per share equal to an additional 0.25% of the preferred liquidation preference amount on an annualized basis. However, the maximum total dividend on the 11% senior preferred shares, including any additional dividends, may not at any time exceed 13.00% of the preferred liquidation preference amount per year.

     If we fail to pay the dividends for each 11% senior preferred share, we are prohibited from declaring or paying a dividend on any class or series of shares that rank on parity with or junior to the 11% senior preferred shares or on our common shares. The holders of the 11% senior preferred shares have no voting rights except as required under Maryland law. If we fail, however, to pay dividends to the holders for six quarters, the holders will have the right to elect two trustees to our board until the dividends in arrearage and then current dividends have been paid in full.

     We are prohibited from redeeming any of our 11% senior preferred shares before July 31, 2007. After July 31, 2007, we may redeem, at our option, our 11% senior preferred shares for cash at the following redemption price per share:

REDEMPTION PERIOD                                             REDEMPTION PRICE PER SHARE
-----------------                                             --------------------------
July 31, 2007 through July 30, 2009........................             $52.50
July 31, 2009 through July 31, 2010........................             $51.50
On or after July 31, 2010..................................             $50.00

     We have the right to issue additional preferred shares that may rank , with respect to dividend rights and rights upon our liquidation, dissolution or the winding up of our affairs, senior to the rights of the holders of our common shares. In August 2000, we repurchased 25,000 of our 11% senior preferred shares for $929,000, which are currently held in treasury.

                                 LEGAL OPINIONS

     The validity of the common shares offered by this prospectus supplement will be passed upon for us by Reed Smith LLP, Pittsburgh, Pennsylvania. In addition, the description of federal income tax consequences in "Certain U.S. Federal Income Tax Considerations" in this prospectus supplement is based on an opinion by Reed Smith LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

     Arthur Andersen LLP, our former independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in the accompanying prospectus and elsewhere in the registration statement. Such consolidated financial statements are incorporated by reference in reliance on Arthur Andersen LLP's report given upon the authority of that firm as experts in accounting and auditing in giving said report.

                         PROSPECTUS DATED JULY 2, 1997

                                  $300,000,000

                          CROWN AMERICAN REALTY TRUST

                                 COMMON SHARES,
                             COMMON SHARE WARRANTS,
                              PREFERRED SHARES AND
                                DEBT SECURITIES

                             ---------------------

     Crown American Realty Trust ("Crown") may from time to time offer in one or more series (i) common shares of beneficial interest, par value $.01 per share (the "Common Shares"), (ii) Common Share warrants (the "Common Share Warrants"),
(iii) preferred shares of beneficial interest, par value $.01 per share (the "Preferred Shares"), or (iv) debt securities (the "Debt Securities"), with an aggregate public offering price of up to $300,000,000 in amounts, at prices and on terms to be determined at the time of any such offering. Crown may offer the Common Shares, Common Share Warrants, Preferred Shares and Debt Securities (collectively, the "Securities") from time to time, separately or together, in separate series, in amounts, at prices and on terms to be set forth in supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Shares, the specific number of shares and issuance price per share; (ii) in the case of Common Share Warrants, the duration, offering price, exercise price and detachability; (iii) in the case of Preferred Shares, the specific number of shares, designation, any dividend, liquidation, redemption, conversion, voting and other rights, and issuance price per share; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of Crown or repayment at the option of the holder, terms for any sinking fund payments, terms for conversion into Common Shares, Preferred Shares or Debt Securities of another series, and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of Crown as a real estate investment trust for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by Crown, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                             ---------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

     This Prospectus may not be used to consummate sales of securities unless accompanied by a Prospectus Supplement. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in an accompanying Prospectus Supplement. The date of this prospectus is July 2, 1997.

                             AVAILABLE INFORMATION

     Crown is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Crown can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a website at http://www.sec.gov containing reports, prospectuses and information statements and other information regarding registrants, including Crown, that file electronically. Similar materials and other information concerning Crown also are available for inspection at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     Crown has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Crown and the Securities, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission. The Registration Statement also may be retrieved from the Commission's website.

     This Prospectus, including the documents incorporated herein by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Also, documents subsequently filed by Crown with the Securities and Exchange Commission and incorporated herein by reference will contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of any risk factors set forth in the Prospectus Supplement and the matters set forth or incorporated in this Prospectus generally. Crown cautions the reader, however, that any such list of factors may not be exhaustive, particularly with respect to the future filings. Prospective investors should carefully consider, among other factors, any risk factors described in the Prospectus Supplement and the matters described below before purchasing Shares.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have previously been filed by Crown with the Commission are incorporated herein by reference:

          (1) Crown's Annual Report on Form 10-K for the year ended December 31, 1996;

          (2) Crown's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997;

          (3) Crown's Proxy Statement with respect to its Annual Meeting of Shareholders held on April 30, 1997.

     All documents filed by Crown pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Crown will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Crown, Attention: Sharon Callihan, Investor Relations, Crown American Realty Trust, Pasquerilla Plaza, Johnstown, Pennsylvania 15901; telephone number 1-800-860-2011.

                                     CROWN

     Crown American Realty Trust ("Crown") was formed on May 14, 1993 as a Maryland real estate investment trust to acquire and operate substantially all of the enclosed shopping mall properties and two office buildings (the "Properties") owned by Crown American Associates ("Crown Associates"), formerly Crown American Corporation. Crown Associates is a wholly-owned subsidiary of Crown Holding Company ("Crown Holding"), which is owned by Frank J. Pasquerilla and members of his immediate family. Crown Associates, which was founded in 1950, was engaged principally in the development, acquisition, ownership and management of enclosed shopping malls and, to a lesser extent, strip shopping centers, hotels and office buildings. Crown raised approximately $405 million in equity through an initial public offering of approximately 25.5 million shares, which occurred on August 17, 1993, and used the proceeds to purchase an initial 78% (74.6% as of May 31, 1997) general partnership interest in Crown American Properties, L.P. (the "Operating Partnership"), a partnership which was formed just prior to consummation of the initial public offering to own and operate the Properties. The proceeds were used by the Operating Partnership to retire debt related to the Properties.

     Simultaneously with the initial public offering, Crown Associates and an affiliate transferred the Properties and the management operations into either Crown, the Operating Partnership, or Crown American Financing Partnership (the "Financing Partnership"), a partnership which is 99.5% owned by the Operating Partnership and 0.5% owned by Crown.

     The limited partnership interest in the Operating Partnership and the 1.6 million shares in Crown received for two malls transferred in 1993 are currently held by Crown Investments Trust ("Crown Investments"), by Crown American Investment Company (a subsidiary of Crown Investments), and by members of the Pasquerilla family.

     Simultaneously with the above transactions, the Financing Partnership borrowed $300 million of mortgage debt ( the "Mortgage Loans") secured by its 15 enclosed shopping malls. The $300 million of mortgage debt together with the proceeds of the initial public offering were used to retire existing debt contributed with the Properties.

     Crown is a fully-integrated real estate company primarily engaged in the ownership, operation, management, leasing, acquisition, development, redevelopment, expansion, renovation and financing of enclosed shopping malls. Crown's revenues are primarily derived under real estate leases with national, regional and local department store and other retailing companies. The Properties currently consist of 25 enclosed shopping malls, including a 50% partnership interest in Palmer Park Mall (the "Malls"). Each Mall is an enclosed shopping mall. All of the Malls have department stores as anchor tenants (the "Anchors"). All of the malls have numerous diversified retail store tenants (the "Mall Stores") which are located along enclosed malls connecting the

Anchors. Additional freestanding retail stores (the "Freestanding Stores") are located along the perimeter of the parking areas at 17 of the Malls.

     The total gross leasable area ("GLA") of the 25 Malls is approximately 14.3 million square feet, including Anchors, Mall Stores and Freestanding Stores. As used herein, GLA of a Mall includes the GLA attributable to all Anchors, including seven anchor locations owned by their occupants or other entities. Anchors, Mall Stores and Freestanding Stores account for approximately 58%, 37%, and 5%, respectively, of the total GLA of the Malls. Excluding Freestanding Stores, the Malls range in size from approximately 300,000 to 830,000 square feet of GLA with an average size of approximately 540,000 square feet of GLA. Each Mall has ample surface parking with 19 of the Malls having parking ratios above 5.0 per 1,000 square feet of GLA.

     The Malls are generally located in middle markets where there are relatively few other enclosed shopping malls. Crown's management believes that the Malls have strong competitive positions because 21 are the largest, of which 13 are the only, enclosed regional shopping malls in their respective trade areas. One of Crown's principal business strategies is the ongoing expansion and renovation of its shopping malls to maintain and improve their competitive position and market share.

     Crown also owns (i) an office building in Johnstown, Pennsylvania with approximately 102,500 gross leasable square feet, which serves as Crown's headquarters and is leased to Crown American's hotel division and to third parties ("Pasquerilla Plaza") and (ii) a ground leasehold interest in one parcel of land within a shopping center owned by a third party that is improved with a building consisting of approximately 107,000 square feet of GLA subleased to an anchor department store (the "Anchor Pad").

     As the owner of real estate, Crown is subject to risks arising in connection with the underlying real estate, including defaults under or non-renewal of tenant leases, tenant bankruptcies, competition, inability to rent unleased space, failure to generate sufficient income to meet operating expenses, as well as debt service, capital expenditures and tenant improvements, environmental matters, financing availability and changes in real estate and zoning laws. The success of Crown also depends upon certain key personnel, Crown's ability to maintain its qualification as a real estate investment trust for federal income tax purposes (a "REIT"), compliance with the terms and conditions of the Mortgage Loans and other debt instruments, and trends in the national and local economy, including income tax laws, governmental regulations and legislation, and population trends.

                                USE OF PROCEEDS

     Unless otherwise indicated in the Prospectus Supplement accompanying this Prospectus, Crown intends to use the net proceeds from the sale of the Securities solely for investment purposes in the Operating Partnership. The Board of Trustees may direct the use of such net proceeds for general corporate purposes, which may include, among other things, the acquisition, development and renovation of enclosed shopping malls as suitable opportunities arise, the expansion and improvement of its existing Properties and the repayment of outstanding indebtedness. Pending such uses, the net proceeds from the sale of Securities may be invested in short-term investments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Crown and its predecessor (prior to Crown's formation in 1993) historically have generated positive cash flows from operating activities. However, after deductions for real estate depreciation and amortization, the computation of the ratios of earnings to fixed charges results in a deficiency in certain periods. For the years ended December 31, 1994 and 1996, Crown's ratios of earnings to fixed charges were 1.40 and 1.11 respectively. For the year ended December 31, 1995 and the quarter ended March 31, 1997 earnings were inadequate to cover fixed charges by approximately $29.25 million and $2.34 million, respectively.

     For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before extraordinary income and minority interest. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of deferred debt issuance costs.

                             DESCRIPTION OF SHARES

     The following summary of the terms of the shares of Crown does not purport to be complete and is subject to and qualified in its entirety by reference to Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland ("Title 8") and to Crown's Second Amended and Restated Declaration of Trust, dated August 6, 1993 ("Declaration of Trust") and bylaws. See "Available Information".

GENERAL

     Crown's Declaration of Trust authorizes Crown to issue up to 250,000,000 shares of beneficial interest, consisting of 120,000,000 Common Shares of Beneficial Interest, 5,000,000 Preferred Shares of Beneficial Interest, par value $.01 per share ("Preferred Shares") and 125,000,000 Excess Shares of Beneficial Interest ("Excess Shares"). As of May 31, 1997, 27,688,511 Common Shares of Beneficial Interest were issued and outstanding.

     The Declaration of Trust also provides that, subject to the provisions of any class or series of the shares of beneficial interest of Crown then outstanding and to mandatory provisions of law, the shareholders of Crown shall be entitled to vote only on the following matters: (a) election or removal of trustees of Crown (the "Trustees"); (b) amendment of the Declaration of Trust;
(c) termination of the existence of Crown; (d) reorganization of Crown; (e) merger, consolidation or share exchange of Crown or the sale or disposition of substantially all Crown's assets; and (f) termination of Crown's status as a real estate investment trust for federal tax purposes. Except with respect to the foregoing matters, no action taken by the shareholders of Crown at any meeting shall in any way bind the Trustees.

     Both Maryland statutory law governing real estate investment trusts organized under the laws of that state and the Declaration of Trust provide that no shareholder of Crown will be personally liable for any obligation of Crown. The Declaration of Trust provides that Crown shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder, and that Crown shall reimburse each shareholder for reasonable expenses incurred by him in connection with any such claim or liability. Crown carries public liability insurance which it considers adequate. Accordingly, any risk of personal liability to shareholders should be limited to situations in which the law of another jurisdiction would not respect Maryland's limitation on shareholder liability and then only to the extent that Crown's assets plus its insurance coverage would be insufficient to satisfy the claims against Crown and its shareholders.

COMMON SHARES OF BENEFICIAL INTEREST

     The following description of the Common Shares sets forth certain general terms and provisions of the Common Shares to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Shares will be issuable upon conversion of Debt Securities or Preferred Shares of Crown. The statements below describing the Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Declaration of Trust.

     Each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election. Holders of Shares are entitled to such distributions as may be declared from time to time by the Trustees in cash or other assets of Crown, in securities of Crown or from any other legally available source as the Trustees shall in their discretion determine.

     Holders of the Common Shares have no conversion, redemption or preemptive rights to subscribe to any securities of Crown. All outstanding Shares are fully paid and nonassessable by Crown. In the event of any liquidation, dissolution or winding-up of the affairs of Crown, holders of Common Shares will be entitled to share ratably in the assets of Crown remaining after provision for payment of liabilities to creditors and preferential rights of the Preferred Shares.

     The Common Shares shall have equal dividend, distribution, liquidation and other rights, and shall have no preference, appraisal, or exchange rights.

COMMON SHARE WARRANTS

     Crown may issue Common Share Warrants for the purchase of Common Shares. Common Share Warrants may be issued independently or together with any other Securities offered pursuant to any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common Share Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between Crown and the warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent, if engaged, will act solely as an agent of Crown in connection with the Common Share Warrants of such series and will not assume any obligations or relationship of agency or trust for or with any holders or beneficial owners of Common Share Warrants. Further terms of the Common Share Warrants and the applicable Warrant Agreements will be set forth in the Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any Common Share Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Share Warrants; (2) the aggregate number of such Common Share Warrants; (3) the price or prices at which such Common Share Warrants will be issued; (4) the designation, number and terms of the shares of Common Shares purchasable upon exercise of such Common Share Warrants; (5) the designation and terms of the other Securities with which such Common Share Warrants are issued and the number of such Common Share Warrants issued with such offered Securities; (6) the date, if any, on and after which such Common Share Warrants and the related Common Stock will be separately transferable; (7) the price at which each Common Share purchasable upon exercise of such Common Share Warrants may be purchased; (8) the date on which the right to exercise such Common Share Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Share Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations relevant to a holder of such Common Share Warrants; and (12) any other terms of such Common Share Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Share Warrants. Reference is made to the section above entitled "Common Shares of Beneficial Interest" for a general description of the Common Shares to be acquired upon the exercise of the Common Share Warrants.

PREFERRED SHARES

     The Preferred Shares authorized by the Declaration of Trust may be issued from time to time in one or more series in such amounts and with such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption as may be fixed by the Trustees. The following description of the Preferred Shares sets forth certain anticipated general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. Certain other terms of any class or series of Preferred Shares (which terms may be different than those stated below) will be described in the Prospectus Supplement to which such class or series relates. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Prospectus Supplement and Declaration of Trust (including any amendment describing the designations, rights, and preferences of each class or series of Preferred Shares) and bylaws.

  CLASSIFICATION OR RECLASSIFICATION OF PREFERRED SHARES

     The Declaration of Trust authorizes the Trustees to classify or reclassify any unissued Preferred Shares by setting or changing the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of such Preferred Shares.

  RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Crown, rank (i) senior to all classes or series of Common Shares of Crown, and to all equity and debt securities which are specifically designated as ranking junior to such Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of Crown; (ii) on a parity with all equity and debt securities issued by Crown the terms of which specifically provide that such equity and debt securities rank on a parity with the Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of Crown; and (iii) junior to all equity and debt securities issued by Crown the terms of which specifically provide that such equity and debt securities rank senior to the Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of Crown.

  DIVIDENDS

     Holders of shares of the Preferred Shares of each class or series shall be entitled to receive, when, as and if declared by the Board of Trustees (as defined below) of Crown, out of assets of Crown legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the shares of beneficial interest transfer books of Crown on such record dates as shall be fixed by the Board of Trustees of Crown.

     Dividends on any class or series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the Prospectus Supplement. If the Board of Trustees of Crown fails to declare a dividend payable on a dividend payment date on any class or series of the Preferred Shares for which dividends are noncumulative, then the holders of such class or series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Crown will have no obligation to pay the dividend accrued for such period, whether or not dividends on such class or series are declared payable on any future dividend payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, if any shares of the Preferred Shares of any class or series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Shares of Crown of any other class or series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such class or series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend Preferred Shares) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such class or series.

     When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Shares of any class or series and the shares of any other class or series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such class or series, all dividends declared upon shares of Preferred Shares of such class or series and any other class or series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata among the holders of such class or series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such class or series which may be in arrears.

     Until required dividends are paid, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such class or series as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the Common Shares or any other capital shares of Crown ranking junior to or on a parity with the Preferred Shares of such class or series as to dividends or upon liquidation, nor shall any Common Shares or any other capital shares of Crown ranking junior to or on a parity with the Preferred Shares of such class or series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by Crown (except by conversion into or exchange for other capital shares of Crown ranking junior to the Preferred Shares of such class or series as to dividends and upon liquidation).

     Any dividend payment made on shares of a class or series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of Preferred Shares of such class or series which remains payable.

  REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of Crown, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a class or series of Preferred Shares that is subject to mandatory redemption will specify the number of shares of such Preferred Shares that shall be redeemed by Crown in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the Prospectus Supplement. If the redemption price for Preferred Shares of any class or series is payable only from the net proceeds of the issuance of capital shares of Crown, the terms of such Preferred Shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into shares of the applicable capital shares of Crown pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any class or series of the Preferred Shares of Crown ranking on a parity as to dividends and distributions of assets with such class or series of the Preferred Shares are in arrears, no shares of any such class or series of the Preferred Shares of Crown will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and Crown will not purchase or otherwise acquire any such shares. However, the foregoing will not prevent the purchase or acquisition of such shares of Preferred Shares to preserve the status of Crown as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Shares of such class or series and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Shares of such class or series and any other shares of Crown ranking on a parity with such class or series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, Crown shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Shares of such class or series (except by conversion into or exchange for shares of Crown ranking junior to the Preferred Shares of such class or series as to dividends and upon liquidation). In addition, the foregoing will not prevent the purchase or acquisition of such shares of Preferred Shares to preserve the status of Crown as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Shares of such class or series.

     If fewer than all of the outstanding shares of Preferred Shares of any class or series are to be redeemed, the number of shares to be redeemed will be determined by Crown and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by Crown.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Shares of any class or series to be redeemed at the address shown on the share transfer books of Crown. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by Crown in trust for the benefit of the holders of Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, such Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such Preferred Shares will terminate, except the right to receive the redemption price.

  LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Crown, then, before any distribution or payment shall be made to the holders of Common Shares, or any other class or series of capital shares of Crown ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of Crown, the holders of each class or series of Preferred Shares shall be entitled to receive out of assets of Crown legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Shares will have no right or claim to any of the remaining assets of Crown. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of Crown are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of Crown ranking on a parity with the Preferred Shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of Preferred Shares, the remaining assets of Crown shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

  VOTING RIGHTS

     Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Any class or series of Preferred Shares may provide that, so long as any shares of such class or series of Preferred Shares remain outstanding, the holders of such class or series may vote as a separate class on certain specified matters, which may include changes in Crown's capitalization, amendments to the Declaration of Trust, and mergers and dispositions.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such class or series of Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     The provisions of a class or series of Preferred Shares may provide for additional rights, remedies, and privileges if dividends on such class or series are in arrears for specified periods, which rights and privileges will be described in the applicable Prospectus Supplement.

     Under Maryland law, notwithstanding anything to the contrary set forth above, holders of each class or series of Preferred Shares will be entitled to vote upon a proposed amendment to the Declaration of Trust, whether or not entitled to vote thereon by the Declaration of Trust, if the amendment would alter the contract rights, as set forth in the Declaration of Trust, of their shares.

  CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any class or series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or Crown, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Shares.

  RESTRICTIONS ON OWNERSHIP

     The Preferred Shares will be subject to certain restrictions on ownership as described in the applicable Prospectus Supplement.

EXCESS SHARES

     The Declaration of Trust provides that no holder may own, or be deemed to own under the applicable attribution rules of the Internal Revenue Code of 1986, as amended (the "Code"), shares in excess of the Ownership Limits and that no purported transfer of shares of beneficial interest may be given effect if it results in ownership of all of the outstanding shares of beneficial interest by fewer than 100 persons (the "Ownership Restrictions"). In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of beneficial interest in violation of the Ownership Restrictions, such transfer would be deemed void ab initio and such shares would automatically be exchanged for Excess Shares authorized by the Declaration of Trust, according to rules set forth in the Declaration of Trust, to the extent necessary to ensure that the purported transfer or other event does not result in the ownership of shares of beneficial interest in violation of the Ownership Restrictions.

     Holders of Excess Shares are not entitled to voting rights (except to the extent required by law), dividends or distributions. If, after the purported transfer or other event resulting in an exchange of shares of beneficial interest for Excess Shares and prior to the discovery by Crown of such exchange, dividends or distributions are paid with respect to the shares of beneficial interest that were exchanged for Excess Shares, then such dividends or distributions are to be repaid to Crown upon demand. While outstanding, Excess Shares will be held in trust by Crown for the benefit of the ultimate transferee of an interest in such trust, as described below. While Excess Shares are held in trust, an interest in that trust may be transferred by the purported transferee or other purported holder with respect to such Excess Shares only to a person whose ownership of the shares of beneficial interest will not violate the Ownership Restrictions, at which time the Excess Shares will be automatically exchanged for shares of beneficial interest of the same type and class as the shares of beneficial interest for which the Excess Shares were originally exchanged. The Declaration of Trust contains provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Shares may not receive in return for such a transfer an amount that reflects any appreciation in the shares of beneficial interest for which such Excess Shares were exchanged during the period that such Excess Shares were outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be turned over to Crown.

     The Declaration of Trust provides that Crown, by notice to the holder thereof, may purchase any or all Excess Shares that have been automatically exchanged for outstanding Common Shares or Preferred Shares as a result of any transfer or other event. The price at which Crown may purchase such Excess Shares shall be equal to the lesser of (i) in the case of Excess Shares resulting from a purported transfer for value, the price per share in the purported transfer that caused the automatic exchange for such Excess Shares or, in the case of Excess Shares resulting from some other event, the market price of such Shares or Preferred Shares on the date of the automatic exchange for Excess Shares, or (ii) the market price of such Shares or Preferred Shares on the date that Crown accepts such Excess Shares. Any dividend or distribution paid to a proposed transferee on Excess Shares prior to the discovery by Crown that such shares of beneficial interest have been transferred in violation of the provisions of the Declaration of Trust shall be repaid to Crown upon demand. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Shares may be deemed, at the option of Crown, to have acted as an agent on behalf of Crown in acquiring or holding such Excess Shares and to hold such Excess Shares on behalf of Crown.

  RESTRICTIONS ON TRANSFER

     For Crown to qualify as a real estate investment trust under the Code, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (the "closely held rule"), the shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, certain percentages of Crown's gross income must be derived from particular activities, and Crown must satisfy certain asset ownership and income distribution tests. See "Certain Federal Income Tax Considerations to Crown of its REIT Election -- Taxation of a REIT" and "-- Requirements for Qualification".

     The Declaration of Trust contains a number of provisions which restrict the ownership and transfer of shares of beneficial interest and which are designed to safeguard Crown against an inadvertent loss of real estate investment trust status. In order to help prevent more than 50% of the beneficial interests of Crown from being held by five or fewer individuals after the offerings, the Declaration of Trust contains Ownership Restrictions that restrict, with certain exceptions, common shareholders from owning, under the applicable attribution rules of the Code, more than 7.5% of the outstanding Common Shares and preferred shareholders from owning more than 9.8% of the outstanding Preferred Shares.

     The trustees of Crown may waive the Ownership Restrictions if evidence satisfactory to the trustees and Crown's tax counsel is presented showing that such waiver will not jeopardize Crown's status as a real estate investment trust under the Code. As a condition of such waiver, the trustees of Crown may require that an intended transferee give written notice to Crown, furnish such opinions of counsel, affidavits, undertakings, agreements and information as may be required by the trustees and/or an undertaking from the applicant with respect to preserving the real estate investment trust status of Crown. Any transfer of shares or any security convertible into shares that would (i) create a direct or indirect Ownership of shares in excess of the Ownership Limit, (ii) result in the shares being owned by fewer than 100 persons or (iii) result in Crown being "closely held" within the meaning of Section 856(h) of the Code, will be void with respect to the intended transferee and will result in Excess Shares as described above.

     The Ownership Restrictions will not be automatically removed even if the real estate investment trust provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Restrictions would require an amendment to the Declaration of Trust. Amendments to the Declaration of Trust require the affirmative vote of holders owning a majority of the shares then outstanding and entitled to vote thereon, except as expressly provided in the Declaration of Trust. In addition to preserving Crown's status as a real estate investment trust, the Ownership Restrictions may have the effect of precluding an acquisition of control of Crown without the approval of the Board of Trustees.

     All certificates representing shares of beneficial interest will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the applicable attribution provisions of the Code, more than 7.5% of the value of any class of outstanding shares of beneficial interest must file an affidavit with Crown containing the information specified in the Declaration of Trust by January 1 of each year. In addition, each shareholder shall upon demand be required to disclose to Crown in writing such information with respect to the direct, indirect and constructive ownership of shares of beneficial interest as the Board of Trustees deems necessary to comply with the provisions of the Code applicable to a real estate investment trust, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

                         DESCRIPTION OF DEBT SECURITIES

     Crown may issue Debt Securities under one or more trust indentures (each an "Indenture") to be executed by Crown and one or more trustees (each an "Indenture Trustee") meeting the requirements of a trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). The Indentures will be qualified under the TIA.

     The following description sets forth certain anticipated general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the following description. Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

     The Debt Securities will be direct obligations of Crown and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt (as defined in the applicable Indenture) of Crown. Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between Crown and an Indenture Trustee.

     Except as set forth in the applicable Indenture and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of Crown or as established in the applicable Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

     - the title of such Debt Securities and whether such Debt Securities Senior Securities or Subordinated Securities;

     - the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

     - the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Shares or Preferred Shares, or the method by which any such portion shall be determined;

     - if convertible, any applicable limitations on the ownership or transferability of the Common Shares or Preferred Shares into which such Debt Securities are convertible;

     - the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

     - the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

     - the date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     - the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon Crown in respect of such Debt Securities and the applicable Indenture may be served;

     - the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of Crown, if Crown is to have such an option;

     - the obligation, if any, of Crown to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

     - if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

     - whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

     - any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

     - any provisions for collateral security for repayment of such Debt Securities;

     - whether such Debt Securities will be issued in certificated and/or book-entry form;

     - whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form the denominations thereof and terms and conditions relating thereto;

     - the applicability, if any, of defeasance and covenant defeasance provisions of the applicable Indenture;

     - the terms, if any, upon which such Debt Securities may be convertible into Common Shares or Preferred Shares of Crown and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

     - whether and under what circumstances Crown will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether Crown will have the option to redeem such Debt Securities in lieu of making such payment; and

     - any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth in the applicable Indenture, the applicable Indenture will not contain any provisions that would limit the ability of Crown to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving Crown or in the event of a change of control. Restrictions on ownership and transfers of Crown's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of Crown that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

MERGER, CONSOLIDATION OR SALE

     It is expected that each Indenture will provide that Crown may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a) either Crown shall be the continuing corporation, or the successor corporation (if other than Crown) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture;
(b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of Crown or any subsidiary as a result thereof as having been incurred by Crown or such subsidiary at the time of such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

COVENANTS

     Each Indenture will contain covenants requiring Crown to take certain actions and prohibiting Crown from taking certain actions. The covenants with respect to any series of Debt Securities will be described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture will describe specific "Events of Defaults" with respect to any series of Debt Securities issued thereunder. Such "Events of Defaults" are likely to include (with grace and cure periods): (i) default in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any required sinking fund payment for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of Crown contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable Indenture; (v) default in the payment of specified amounts of indebtedness of Crown or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled and (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or Trustee of Crown or any subsidiary or either of its property.

     If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Indenture Trustee or the holders of not less than 25% of the principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amounts may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to Crown (and to the applicable Indenture Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) Crown shall have deposited with the applicable Indenture Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Indenture Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture. Each Indenture also will provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default
(x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     Each Indenture Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Indenture Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any

Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of a Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, no Indenture Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Indenture Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, Crown will be required to deliver to each Indenture Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

     It is anticipated that modifications and amendments of an Indenture may be made by Crown and the Indenture Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each series of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without a consent of each holder of such Debt Securities affected thereby: (1) change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such Debt Security; (2) reduce the principal amount of (or premium, if any) or the interest, if any, on any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security; (3) change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such Debt Security; (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) reduce the above-stated percentage of holders of Debt Securities necessary to modify or amend the Indenture; or (6) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. A record date may be set for any act of the holders with respect to consenting to any amendment.

     The holders of not less than a majority in principal amount of outstanding Debt Securities of each series affected thereby will have the right to waive compliance by Crown with certain covenants in such Indenture.

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series to take permitted action.

REDEMPTION OF SECURITIES

     Each Indenture will provide that the Debt Securities may be redeemed at any time at the option of Crown, in whole or in part, for certain reasons intended to protect Crown's status as a REIT. Debt Securities may also be

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subject to optional or mandatory redemption on terms and conditions described in the applicable Prospectus Supplement.

     From and after notice has been given as provided in the applicable Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the Debt Securities will be to receive payment of the Redemption Price.

CONVERSION OF SECURITIES

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Shares or Preferred Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Shares or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or Crown, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining Crown's REIT status.

SUBORDINATION

     Upon any distribution to creditors of Crown in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Securities. No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default in Senior Securities exists that permits the holders of such Senior Securities to accelerate their maturity and the default is the subject of judicial proceedings or Crown receives notice of the default. After all Senior Securities are paid in full and until the Subordinated Securities are paid in full, holders of Subordinated Securities will be subrogated to the right of holders of Senior Securities to the extent that distributions otherwise payable to holders of Subordinated Securities have been applied to the payment of Senior Securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of Crown may recover more, ratably, than holders of Subordinated Securities. If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Securities outstanding as of the end of Crown's most recent fiscal quarter.

                     CERTAIN PROVISIONS OF MARYLAND LAW AND
                    CROWN'S DECLARATION OF TRUST AND BYLAWS

     The following paragraphs summarize certain provisions of Maryland law and Crown's Declaration of Trust and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to Crown's Declaration of Trust and bylaws.

GENERAL

     As a Maryland real estate investment trust, Crown is governed by Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland ("Title 8") and certain other provisions of the Annotated Code of Maryland. The following discussion summarizes certain provisions of Maryland law and Crown's Declaration of Trust and bylaws. This discussion does not purport to be complete and is subject to and qualified in its entirety by reference to Title 8 and also to the Declaration of Trust and bylaws of Crown. Copies of these documents have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     Certain provisions of the Declaration of Trust and the bylaws described in this Section could make more difficult the acquisition of Crown by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Crown to negotiate first with the Board of Trustees as defined below. Crown

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

believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms.

STAGGERED BOARD OF TRUSTEES

     Crown's Declaration of Trust and bylaws provide that the board of Trustees will be divided into three classes of Trustees, each class constituting approximately one-third of the total number of Trustees and with the classes serving staggered three-year terms (the "Board of Trustees"). The classification of Trustees will have the effect of making it more difficult for shareholders to change the composition of the Board of Trustees. Crown believes, however, that the longer time required to elect a majority of a classified Board of Trustees will help to ensure continuity and stability of Crown's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of Crown's shares of beneficial interest or attempting to obtain control of Crown, even though such an attempt might be beneficial to Crown and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their Shares at a higher price than might otherwise be the case.

NUMBER OF TRUSTEES; REMOVAL; FILLING VACANCIES

     Crown's Declaration of Trust provides that, subject to any rights of holders of Preferred Shares to elect additional Trustees under specified circumstances, the number of Trustees of the Declaration of Trust will be fixed by the Board of Trustees, but must consist of not less than three nor more than 15 Trustees. In addition, subject to any rights of holders of Preferred Shares, and unless the Board of Trustees otherwise determines, any vacancy (including a vacancy created by an increase in the number of Trustees) will be filled, at any regular meeting or at any special meeting of the Trustees called for that purpose, by the affirmative vote of a majority of the remaining Trustees, though less than a quorum. Accordingly, the Board of Trustees could temporarily prevent any shareholder from enlarging the Board of Trustees and filling the new Trusteeships with such shareholder's own nominees.

     Crown's Declaration of Trust provides, consistent with Title 8, that, subject to the right of the holders of Preferred Shares to elect additional Trustees under specified circumstances, Trustees may be removed only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares entitled to vote generally in the election of Trustees, voting together as a single class.

MEETINGS OF SHAREHOLDERS

     An annual meeting of the shareholders for the Election of Trustees and the transaction of any business within the powers of Crown will be held during the second quarter of each calendar year at the time set by the Trustees.

     Subject to the rights of the holders of any series of Preferred Shares to elect additional Trustees under specified circumstances, special meetings of the shareholders may be called only by the chairman of the Board of Trustees or by a resolution adopted by a majority of the Trustees, assuming no vacancies.

     All meetings of shareholders shall be held at the principal office of Crown or at such other place within the United States as shall be stated in the notice of the meeting.

NO SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Crown's Declaration of Trust and the bylaws provide that, subject to the rights of any holders of Preferred Shares to elect additional Trustees under specified circumstances, shareholder action can be taken only at an annual or special meeting of shareholders. They also prohibit shareholder action by written consent in lieu of a meeting, calling a special meeting or requiring that the Board of Trustees call a special meeting of shareholders. These provisions may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

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

ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER NOMINATIONS AND SHAREHOLDER PROPOSALS

     The Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as Trustees or to bring other business before an annual meeting of shareholders of Crown (the "Shareholder Notice Procedure").

     The Shareholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, the Board of Trustees, or by a shareholder who has given timely written notice containing specified information to the Secretary of Crown prior to the meeting at which Trustees are to be elected, will be eligible for election as Trustees of Crown and (ii) at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the chairman or the Board of Trustees or by a shareholder who has given timely written notice to the Secretary of Crown of such shareholder's intention to bring such business before such meeting. In general, for notice of shareholder nominations or business to be made at an annual meeting to be timely, such notice must be received by Crown not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

     The purpose of requiring shareholders to give Crown advance notice of nominations and other business is to afford the Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although the Bylaws do not give the Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals for action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of Trustees or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Crown and its shareholders.

RELEVANT FACTORS TO BE CONSIDERED BY THE BOARD OF TRUSTEES

     The Declaration of Trust provides that in determining what is in the best interest of Crown, a Trustee of Crown shall consider the interests of the shareholders of Crown and, in his or her discretion, may consider (a) the interests of Crown's employees, suppliers, creditors and customers, (b) the economy of the nation, (c) community and societal interests and (d) the long-term as well as short-term interests of Crown and its shareholders, including the possibility that these interests may be best served by the continued independence of Crown. Pursuant to this provision, the Board of Trustees may consider numerous judgmental or subjective factors affecting a proposal, including certain nonfinancial matters, and on the basis of these considerations may oppose a business combination or other transaction which, as an exclusively financial matter, might be attractive to some, or a majority, of Crown's shareholders.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

     Crown's Declaration of Trust authorizes the Board of Trustees to create and issue rights entitling the holders thereof to purchase from Crown shares of beneficial interest or other securities or property. The times at which and terms upon which such rights are to be issued would be determined by the Board of Trustees and set forth in the contracts or instruments that evidence such rights. This provision is intended to confirm the Board of Trustees' authority to issue share purchase rights, which may have terms that could impede a merger, tender offer or other takeover attempt, or other rights to purchase shares or securities of Crown or any other corporation.

SPECIAL STATUTORY REQUIREMENTS FOR CERTAIN TRANSACTIONS

     Business Combination Statute. The MGCL establishes special requirements with respect to "business combinations" between Maryland corporations and "interested shareholders" unless exemptions are applicable. Among other things, the law prohibits for a period of five years a merger or other specified transactions between a company and an interested shareholder and requires a super-majority vote for such transactions after the end of such five-year period. This statute is applicable to a Maryland real estate investment trust formed under Title 8.
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

     "Interested shareholders" are all persons owning beneficially, directly or indirectly, 10% or more of the outstanding voting shares of a Maryland corporation or real estate investment trust. "Business combinations" include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested shareholders or their affiliates. Unless an exemption is available, transactions of these types may not be consummated between a Maryland corporation or real estate investment trust and an interested shareholder or its affiliates for a period of five years after the date on which the shareholder first became an interested shareholder and thereafter may not be consummated unless recommended by the board of directors of the Maryland corporation or real estate investment trust and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting shares and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting shares other than the interested shareholder. A business combination with an interested shareholder which is approved by the board of directors of a Maryland corporation or real estate investment trust at any time before an interested shareholder first becomes an interested shareholder is not subject to the 5-year moratorium or special voting requirements. An amendment to a Maryland corporation charter (or real estate investment trust declaration of trust) electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting shares and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting shares who are not interested shareholders. Any such amendment is not effective until 18 months after the vote of shareholders and does not apply to any business combination of a corporation or real estate investment trust with a shareholder who was an interested shareholder on the date of the shareholder vote. Crown's Board of Trustees has adopted a resolution exempting all business combinations between Crown and any existing or future interested shareholders (or their affiliates) from the provisions of the Business Combination statute to the fullest extent permitted under Maryland Law.

     Control Share Acquisition Statute. The Maryland General Corporation law imposes limitations on the voting rights of shares acquired in a "control share acquisition." This statute is applicable to a Maryland real estate investment trust formed under Title 8. The Maryland statute defines a "control share acquisition" at the 20%, 33 1/3% and 50% acquisition levels, and requires a two-thirds shareholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to shares acquired in a control share acquisition. The statute also requires Maryland corporations or real estate investment trusts to hold a special meeting at the request of an actual or proposed control share acquiror generally within 50 days after a request is made with the submission of an "acquiring person statement," but only if the acquiring person (a) posts a bond for the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or by-laws provide otherwise, the statute gives the Maryland corporation, within certain time limitations, various redemption rights if there is a shareholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement is not delivered to the target within 10 days following a control share acquisition. Moreover, unless the charter, declaration of trust or bylaws provide otherwise, the statute provides that if, before a control share acquisition occurs, voting rights are accorded to control shares which results in the acquiring person having majority voting power, then minority shareholders have appraisal rights. An acquisition of shares may be exempted from the control share statute provided that a charter, declaration of trust or bylaw provision is adopted for such purpose prior to the control share acquisition. Crown's Bylaws exempt all shares of beneficial interest in Crown from this statute to the fullest extent allowed under Maryland law.

     Reference is made to the full text of the foregoing statutes for their entire terms, and the partial summary contained in this Prospectus is not intended to be complete.

AMENDMENT OF DECLARATION OF TRUST

     Under Title 8 and the Declaration of Trust, the Trustees, by a two-thirds vote, may at any time amend Crown's Declaration of Trust from time to time to enable Crown to qualify as a real estate investment trust under the Code or as a real estate investment trust under Title 8, without the approval of the shareholders. Other amendments require the vote of a majority of the outstanding shares.

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

TERMINATION OF CROWN AND REAL ESTATE INVESTMENT TRUST STATUS

     Crown's Declaration of Trust permits the termination of the Trust by the affirmative vote of the holders of not less than a majority of the outstanding shares at a meeting of shareholders called for that purpose. In addition, the Declaration of Trust permits the Trustees, with the approval of a majority of Crown's shareholders, to terminate the status of the Trust as a real estate investment trust under the Code at any time.

LIMITATION OF LIABILITY

     Pursuant to Title 8 and the Declaration of Trust, the liability of Trustees and officers of Crown to Crown or to any shareholder of Crown for money damages has been eliminated except (a) for actual receipt of an improper personal benefit in money, property or services and (b) for active and deliberate dishonesty established by a final judgment as being material to the cause of action.

INDEMNIFICATION

     Crown's bylaws require it to indemnify any Trustee, officer or shareholder
(a) against reasonable expenses incurred by him in the successful defense (on the merits or otherwise) of any proceeding to which he is made a party by reason of such status or (b) against any claim or liability to which he may become subject by reason of such status unless it is established that (i) the act or omission giving rise to the claim was committed in bad faith or was the result of active and deliberate dishonesty, (ii) he actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, he had reasonable cause to believe that his act or omission was unlawful. Crown is also required by its bylaws to pay or reimburse, in advance of a final disposition, reasonable expenses of a Trustee, officer or shareholder made a party to a proceeding by reason of his or her status as such upon receipt of a written affirmation by the Trustee or officer of his or her good faith belief that he or she has met the applicable standard for indemnification under the bylaws and a written undertaking to repay such expenses if it shall ultimately be determined that the applicable standard was not met.

     In addition, Crown has entered into indemnification agreements with each of Crown's officers and Trustees. The indemnification agreements require, among other things, that Crown indemnify its officers and Trustees to the fullest extent permitted by law, and advance to the officers and Trustees all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Crown must also indemnify and advance all expenses incurred by officers and Trustees seeking to enforce their rights under the indemnification agreements, and cover officers and Trustees under Crown's Trustees and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Declaration of Trust, it provides greater assurance to Trustees and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Trustees or by the shareholders to eliminate the rights it provides.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees and officers of Crown, Crown has been advised that, although the validity and scope of the governing statute has not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

INSPECTION OF BOOKS AND RECORDS

     Under Title 8 any shareholder may inspect and copy the bylaws of Crown, minutes of proceedings of shareholders and annual statements of affairs of Crown. In addition, any shareholder of record who owns at least five percent of the outstanding shares of any class of beneficial interest for at least six months will be entitled to inspect and copy Crown's books of account and share ledger and to require Crown to prepare and deliver a verified list of the name and address of, and the number of shares owned by, each shareholder of Crown.

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

RESTRICTIONS ON INVESTMENT AND USE

     Under Title 8, a Maryland real estate investment trust must hold at least 75% of the value of its assets in real estate assets, mortgages or mortgage related securities, government securities, cash and cash items (including receivables) and may not use or apply land for farming, agriculture, horticulture or similar purposes.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                         TO CROWN OF ITS REIT ELECTION

     The following summary of certain federal income tax considerations to Crown is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his or her particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. Certain federal income tax considerations relevant to holders of the Securities will be provided in the applicable Prospectus Supplement relating thereto.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF A REIT

     Crown has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1993. Crown believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code commencing with such taxable year, and Crown intends to continue to operate in such a manner, but no assurance can be given that it has operated or will continue to operate in such a manner so as to qualify or remain qualified.

     These sections of the Code dealing with REITs and their shareholders are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. No ruling will be sought from the Internal Revenue Service ("IRS") with respect to any matter described herein.

     In the opinion of Reed Smith Shaw & McClay, counsel to Crown, Crown has been organized in conformity with the requirements for qualification as a REIT, and its method of operation will enable it to meet the requirements for continued qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various factual assumptions relating to the organization and operation of Crown, the Operating Partnership and the lower tier partnerships and is conditioned upon certain representations made by Crown as to factual matters. In addition, this opinion is based upon the factual representations of Crown concerning its business and properties as set forth in this Prospectus and will assume that the actions described in this Prospectus have been completed as described. Moreover, such qualification and taxation as a REIT depends upon Crown's ability to meet, through actual annual operating results, distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by such counsel to Crown. Accordingly, no assurance can be given that the actual results of Crown's operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative or administrative action at any time.

     If Crown continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, Crown will be subject to federal income tax as follows: First, Crown will be taxed at
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

regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, Crown may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Crown has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if Crown has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if Crown should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which Crown fails the 75% or 95% test multiplied by (b) a fraction intended to reflect Crown's profitability. Sixth, if Crown should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, Crown would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to an asset (a "Built-In Gain Asset") acquired by Crown from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-In Gain Asset in the hands of Crown is determined by reference to the basis of the asset in the hands of the C corporation, if Crown recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which such asset was acquired by Crown, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) Crown's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate tax pursuant to IRS regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that Crown will make an election pursuant to IRS Notice 88-19.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more Trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income, assets and distributions. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months.

     The Declaration of Trust provides for restrictions regarding transfer of its shares, in order to assist Crown in continuing to satisfy the share ownership requirements described in (5) and (6) above. Such transfer restrictions are described in "Description of Shares" -- "Restrictions on Transfer."

     Crown does not intend to have any subsidiaries that are not "qualified REIT subsidiaries." Code Section 856 (i) provides that a corporation which is a "qualified real estate investment trust subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified real estate investment trust subsidiary" shall be treated as assets, liabilities, and such items (as the case may be) of the real estate investment trust. Thus, in applying the requirements described herein, Crown's "qualified real estate investment trust subsidiaries" will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of Crown.

     In the case of a REIT which is a partner in a partnership, IRS regulations provide that Crown will be deemed to own its proportionate share (corresponding to its capital interest in such partnership) of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In
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

addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of Crown for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, Crown's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the Financing Partnership are treated as assets, liabilities and items of income of Crown for purposes of applying the requirements described herein. A summary of the rules governing the Federal income taxation of partnerships and their partners is provided below in "Tax Aspects of the Operating Partnership." Crown has direct control of the Operating Partnership and has and will continue to operate it consistent with the requirements for qualification as a REIT.

     In order to maintain qualification as a REIT, Crown annually must satisfy three gross income requirements. First, at least 75% of Crown's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of Crown's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of shares or securities (or from any combination of the foregoing). Third, gain from the sale or other disposition of shares or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of Crown's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by Crown will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if Crown, or an actual or constructive owner of 10% or more of Crown, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," Crown generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom Crown derives no revenue. Crown may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. Crown has not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above or unless the Board of Trustees determines in its discretion that the rent received on such property is not material and will not jeopardize Crown's status as a REIT), (ii) rent any property to a Related Party Tenant (unless the Board of Trustees determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize Crown's status as a
REIT) or (iii) directly perform services considered to be rendered to the occupant of property.

     The Operating Partnership provides certain services with respect to Crown's properties that may not satisfy the "independent contractor" requirements described above. Crown has obtained a ruling from the IRS that the provision of such services will not cause the rents received with respect to Crown's properties to fail to qualify as "rents from real property."

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from the transaction is subject to a 100% tax). The term

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

"prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Operating Partnership and Crown believe that no asset owned by the Operating Partnership, Financing Partnership or Crown is held for sale to customers and that the sale of any such property and associated property will not be in the ordinary course of business of the Operating Partnership, Financing Partnership or Crown. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Complete assurance cannot be given, however, that Crown can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of business" with the result that Crown may be subject to the 100% tax described above on income or gain, if any, from such sales.

     If Crown fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if Crown's failure to meet such tests was due to reasonable cause and not due to willful neglect, Crown attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Crown would be entitled to the benefit of these relief provisions. As discussed above in "Taxation of a REIT," even if these relief provisions apply, a tax would be imposed with respect to the excess of 75% or 95% of Crown's gross income over Crown's qualifying income in the relevant category, whichever is greater.

     Crown, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Crown's total assets (including its allocable share of the assets held by the Operating Partnership) must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which Crown owns an interest and (ii) shares or debt instruments held for not more than one year purchased with the proceeds of a share offering or long-term (at least five years) debt offering of Crown), cash, cash items and government securities. Second, not more than 25% of Crown's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Crown may not exceed 5% of the value of Crown's total assets and Crown may not own more than 10% of any one issuer's outstanding voting securities.

     As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a real estate investment trust is prohibited by the asset tests. However, if Crown's subsidiaries are "qualified real estate investment trust subsidiaries" as defined in the Code, such subsidiaries will not be treated as separate corporations for federal income tax purposes. Thus, Crown's ownership of the shares of a "qualified real estate investment trust subsidiary" will not cause Crown to fail the asset tests.

     Crown, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of Crown's "REIT taxable income" (computed without regard to the dividends paid deduction and Crown's net capital gain) and
(ii) 95% of the net income (after tax), if any, from foreclosure property, minus
(B) the sum of certain items of noncash income. In addition, if Crown disposes of any Built-In Gain Asset during its Recognition Period, Crown will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Crown timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that Crown does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Crown believes it has made and intends to make timely distributions sufficient to satisfy these annual distribution requirements.

     It is possible that, from time to time, Crown may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at Crown taxable income. Further, it is possible that, from time to time, Crown may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. As such, Crown may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 95% distribution requirement necessary to qualify as a real estate investment trust or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, Crown may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable share dividends. Any such borrowings for the purpose of making distributions to shareholders are required to be arranged through the Operating Partnership.

     Under certain circumstances, Crown may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in Crown's deduction for dividends paid for the earlier year. Thus, Crown may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Crown will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Crown's taxable income (before the dividends paid deduction), however, for the years ended December 31, 1996, 1995 and 1994 was approximately $1.9 million, $2.8 million and $7.4 million, respectively. These amounts differ significantly from net income (loss) as reported in Crown's consolidated financial statements for the same periods.

     Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a real estate investment trust, Crown must maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its shares. Crown intends to comply with such requirements.

FAILURE TO QUALIFY

     If Crown fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Crown will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Crown fails to qualify will not be deductible by Crown nor will they be required to be made. As a result, Crown's failure to qualify as a REIT would reduce the cash available for distribution by Crown to its shareholders. In addition, if Crown fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of Crown's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Crown will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances Crown would be entitled to such statutory relief.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as Crown qualifies as a real estate investment trust, distributions made to Crown's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Crown's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Distributions in excess of current and accumulated earnings and profits will not be currently taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the shareholder. In addition, any distribution declared by Crown in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by Crown and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by Crown during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of Crown.

     In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Crown required to be treated by such shareholder as long-term capital gain.

BACKUP WITHHOLDING

     Crown will report to its U.S. shareholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide Crown with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, Crown may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to Crown. See "Taxation of Foreign Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     In general, a shareholder that is a tax-exempt entity not subject to tax on its investment income will not be subject to tax on distributions from Crown. In Revenue Ruling 66-106, 1966-1 C.B. 151, the IRS ruled that amounts distributed as dividends by a REIT do not constitute "unrelated business taxable income" as defined in the Code ("UBTI") when received by a qualified plan. Based on that ruling, regardless whether Crown incurs indebtedness in connection with the acquisition of properties, distributions paid by Crown to a shareholder that is a tax-exempt entity will not be treated as UBTI, provided that (i) the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares otherwise are not used in an unrelated trade or business of the tax-exempt entity and (ii) Crown is not a pension-held REIT. This ruling applies to a shareholder that is an organization that qualifies under Code Section 401(a), an IRA or any other tax-exempt organization that would compute UBTI, if any, in accordance with Code Section 512(a)(1). However, if Crown is a pension-held REIT and a qualified plan owns more than 10 percent of Crown, such shareholder will be required to recognize as UBTI that percentage of the dividends that it receives from Crown as is equal to the percentage of Crown's gross income that would be UBTI to Crown if Crown were a tax-exempt entity required to recognize UBTI. A REIT is a pension-held REIT if at least one qualified trust holds more than 25 percent of the value of Crown's shares or one or more qualified trusts, each of whom own more than 10 percent of Crown's shares, hold more than 50 percent of the value of Crown's shares (and would otherwise be treated as being closely-held without looking through the pension funds to their beneficiaries). A tax-exempt shareholder also should be aware that Congress currently is examining the taxation of investment income received by tax-exempt entities including the treatment of income received by such entities from REITs and other pass-through entities and is considering whether to treat income derived from a REIT as UBTI to the extent that Crown has incurred debt to acquire its assets. The Congressional committee conducting this examination has not yet concluded its study. Crown does not anticipate being a pension-held REIT.

     For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from Federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and
(c)(20), respectively, income from an investment in Crown will constitute UBTI unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the UBTI generated by its investment in Crown. Such prospective shareholders should consult their own tax advisors concerning these "set aside" and reserve requirements.

TAXATION OF FOREIGN SHAREHOLDERS

     The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by Crown of United States real property interests and not designated by Crown as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of Crown. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a United States trade or business, the Non-U.S. Shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation). Crown expects to withhold United States income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies (and the holder provides IRS Form 1001) or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with Crown claiming that the distribution is effectively connected income. Distributions in excess of current and accumulated earnings and profits of Crown will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's shares, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares in Crown, as described below. If it cannot be determined at the time a distribution is made whether or not distributions will be in excess of current and accumulated earnings and profit, the distributions will be subject to withholding at the same rate as dividends. However, amounts thus withheld are refundable if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of Crown.

     For any year in which Crown qualifies as a real estate investment trust, distributions that are attributable to gain from sales or exchanges by Crown of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. Crown is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by Crown as a capital gains dividend. This amount is creditable against the Non-U.S. Shareholder FIRPTA tax liability. If Crown designates prior distributions as capital gains dividends, then subsequent distributions up to the amount of such prior distributions will be treated as capital gains dividends for purposes of withholding.

     Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if Crown is a "domestically controlled real estate investment trust," defined generally as a real estate investment trust in which at all times during a specified testing period less than 50% in value of the shares were held directly or indirectly by foreign persons. It is currently anticipated that Crown will be a "domestically controlled real estate investment trust," and therefore the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

     If the proceeds of a disposition of shares are paid by or through a United States office of a broker, the payment is subject to information reporting and to backup withholding unless the disposing non-U.S. shareholder certifies as to his name, address and non-United States status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a non-United States broker. United States information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the United States if (i) the payment is made through an office outside the United States of a broker that is either (a) a United States person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) a "controlled foreign corporation" for United States federal income tax purposes, and (ii) the broker fails to initiate documentary evidence that the shareholder is a non-U.S. shareholder and that certain conditions are met or that the non-U.S. shareholder otherwise is entitled to an exemption.

OTHER TAX CONSEQUENCES

     Crown and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Crown and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Crown.

TAX ASPECTS OF THE OPERATING PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable solely to Crown's investment in the Operating Partnership and represents the view of Reed Smith Shaw & McClay. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  CLASSIFICATION AS A PARTNERSHIP

     Crown is entitled to include in its income its distributive share of the Operating Partnership's income and to deduct its distributive share of the Operating Partnership's losses only if the Operating Partnership is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation.

     For taxable periods prior to January 1, 1997, an organization formed as a partnership was treated as a partnership rather than as a corporation for federal income tax purposes only if it possessed no more than two of the four corporate characteristics that the Treasury Regulations used to distinguish a partnership from a corporation. These four characteristics were continuity of life, centralization of management, limited liability, and free transferability of interests. Although neither the Operating Partnership nor the Financing Partnership requested a ruling from the IRS that they would be classified as partnerships for Federal income tax purposes, rather than as associations taxable as corporations, at the time of their organization, the partnerships received an opinion of counsel that based on the provisions of the respective partnership agreements of the Operating Partnership and the Financing Partnership, and certain factual assumptions and representations as to each of them, the Operating Partnership and the Financing Partnership would be treated as partnerships for federal income tax purposes and not as associations taxable as corporations. Effective January 1, 1997, newly promulgated Treasury Regulations (the "Regulations") eliminated the four-factor test described above and, instead, permit partnerships and other non-corporate entities to be taxed as partnerships for federal income tax purposes without regard to the number of corporate characteristics possessed by such entity. Under those Regulations, both the Operating Partnership and the Financing Partnership will be classified as partnerships for federal income tax purposes unless an affirmative election is made by the entity to be taxed as a corporation. Crown has represented that no such election has been made, or is anticipated to be made, on behalf of the Operating Partnership or the Financing Partnership. Under a special transitional rule in the Regulations, the IRS will not challenge the classification of an existing entity such as the Operating Partnership or the Financing Partnership for periods prior to January 1, 1997 if: (i) the entity has a "reasonable basis" for its classification; (ii) the entity and each of its members recognized the federal income tax consequences of any change in classification of the entity made within the 60 months prior to January 1, 1997; and (iii) neither the entity nor any of its members had been notified in writing on or before May 8, 1996 that its classification was under examination by the IRS. Neither the Operating Partnership nor the Financing Partnership changed their classification within the 60-month period preceding May 8, 1996, nor was either of them notified that its classification as a partnership for federal income tax purposes was under examination by the IRS. Therefore, in reliance upon the assumption that the Operating Partnership and the Financing Partnership were properly classified as partnerships, the classification of the Operating Partnership and the Financing Partnership should not be subject to challenge for any period prior to January 1, 1997.

     If for any reason the Operating Partnership or the Financing Partnership was taxable as a corporation rather than as a partnership for federal income tax purposes, Crown would not be able to satisfy the income and asset requirements for real estate investment trust status. In addition, any change in the status of the Operating Partnership or the Financing Partnership for tax purposes might be treated as a taxable event, in which case Crown might incur a tax liability without any related cash distribution. Further, items of income and deduction of the Operating Partnership or the Financing Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. The Operating Partnership or the Financing Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income.

  INCOME TAXATION OF THE OPERATING PARTNERSHIP AND ITS PARTNERS

     Partners, Not the Operating Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, Crown will be required to take into account its allocable share of the Operating Partnership's income, gains, losses, deductions, and credits for any taxable year of the Operating Partnership ending within or with the taxable year of Crown, without regard to whether Crown has received or will receive any distribution from the Operating Partnership.

     Operating Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Partnership Agreement requires allocations of income, gain, loss, and deduction attributable to such contributed property to be made in a manner that is consistent with Section 704(c) of the Code. The Treasury Department recently proposed regulations (the "Section 704(c) Regulations") requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining three reasonable allocation methods. The application of Section 704(c) to the Operating Partnership and the Financing Partnership is not entirely clear and may be affected by Treasury Regulations which may be promulgated in the future.

     Basis in Operating Partnership Interest. Crown's adjusted tax basis in its partnership interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by Crown, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and the Financing Partnership and (iii) will be reduced, but not below zero, by Crown's allocable share of (a) the Operating Partnership's loss and (b) the amount of cash distributed to Crown, and by constructive distributions resulting from a reduction in Crown's share of indebtedness of the Operating Partnership and the Financing Partnership.

     If the allocation of Crown's distributive share of the Operating Partnership's loss would reduce the adjusted tax basis of Crown's partnership interest in the Operating Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce Crown's adjusted tax basis below zero. To the extent that the Operating Partnership's distributions, or any decrease in Crown's share of the nonrecourse indebtedness of the Operating Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce Crown's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to Crown. Such distributions and constructive distributions will normally be characterized as a capital gain, and if Crown's partnership interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gains.

  DEPRECIATION DEDUCTIONS AVAILABLE TO THE OPERATING PARTNERSHIP AND THE FINANCING PARTNERSHIP

     The Operating Partnership and the Financing Partnership were formed in 1993 principally by way of contributions of property interests. Crown, the Operating Partnership and the Financing Partnership, as applicable, compute depreciation for federal income tax purposes using the historic depreciation schedules pursuant to which each Property (except for Oak Ridge Mall, Shenango Valley Mall, Middletown Mall and Wyoming Valley Mall) was depreciated using various methods of depreciation that were determined at the time each Property was placed in service. With respect to Oak Ridge Mall and the Shenango Valley Mall, the Operating Partnership computes depreciation for federal income tax purposes using the alternative cost recovery system method based on useful lives of 40 years for buildings and improvements and 7 years for equipment and fixtures, and for accounting purposes using the straight-line method based on useful lives of 40 years for buildings and improvements and 7 years for equipment and fixtures.

     Section 704 (c) of the Code may affect allocations of depreciation and gain or loss on all of the Properties contributed to the Operating Partnership or the Financing Partnership.

  SALE OF THE OPERATING PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Operating Partnership or the Financing Partnership on the sale of property held by the Operating Partnership or the Financing Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any unrealized gain attributable to the excess of the fair market value of the shopping center interests over their adjusted tax bases at the time of contribution to the Operating Partnership ("Pre-Contribution Gain") must, when recognized by the Operating Partnership, be allocated to Crown Investments under Section 704(c) of the Code and Treasury Regulations promulgated thereunder. As noted above, in connection with the contribution of the interests in the Properties with respect to which there is Pre-Contribution Gain, the Operating Partnership will allocate to Crown depreciation which is disproportionately greater than Crown's ownership in the Operating Partnership.

     As a result of the foregoing, in the event of the disposition of any of Crown's properties which have Pre-Contribution Gain, all income attributable to such Pre-Contribution Gain will be allocated to Crown Investments, and Crown will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the closing of the offerings and gain in an amount no greater than the amount in which Crown has been allocated depreciation deductions from the Operating Partnership disproportionately greater than Crown's percentage interest in the Operating Partnership pursuant to Section 704(c) of the Code. The decision relating to the potential sale of any such property will be made by the independent Trustees of Crown if the sale would result in a

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

disproportionately higher taxable income for Crown Investments than for Crown (after taking into account Crown Investments' use of its then available losses or loss carry forwards).

     Crown's share of any gain realized on the sale of any property held by the Operating Partnership, the Financing Partnership or Crown as inventory or other property held primarily for sale to customers in the ordinary course of Crown's Operating Partnership's or the Financing Partnership's trade or business will however, be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income will also have an adverse effect upon Crown's ability to satisfy the income tests for real estate investment trust status. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of Crown's, the Operating Partnership's or the Financing Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. Crown, the Operating Partnership and the Financing Partnership intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating their properties (and other shopping centers) and to make such occasional sales of properties, including peripheral land, as are consistent with the investment objectives of Crown, the Operating Partnership and the Financing Partnership.

                              PLAN OF DISTRIBUTION

     Crown may sell Securities through underwriters for public offer and sale by them, and also may sell the Securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. Crown also may, from time to time, authorize underwriters acting as Crown's agents to offer and sell Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from Crown in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriters or agents in connection with an offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with Crown, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, Crown will authorize underwriters or other persons acting as Crown's agents to solicit offers by certain institutions to purchase Securities from Crown at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of Crown. Delayed delivery contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, Crown shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by delayed delivery contracts.

                                    EXPERTS

     The consolidated financial statements and schedules of Crown American Realty Trust incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing, in giving said reports.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for Crown by Reed Smith LLP, Pittsburgh, Pennsylvania.

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

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                                5,000,000 SHARES

                          CROWN AMERICAN REALTY TRUST

                      COMMON SHARES OF BENEFICIAL INTEREST

                             ---------------------

                             PROSPECTUS SUPPLEMENT
                             ---------------------

                            FRIEDMAN BILLINGS RAMSEY

                              FERRIS, BAKER WATTS
                                  INCORPORATED

                       J.J.B. HILLIARD, W.L. LYONS, INC.

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                                  June 3, 2002

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